РАО «ЕЭС РОССИИ»
РОССИЙСКОЕ ОТКРЫТОЕ АКЦИОНЕРНОЕ
ОБЩЕСТВО ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ
«ЕДИНАЯ ЭНЕРГЕТИЧЕСКАЯ СИСТЕМА РОССИИ»

Россия, 119526, Москва, пр. Вернадского, д. 101, корп. 3
Тел. (095) 710-41-05
Факс (095) 206-80-87

RAO «UES of RUSSIA»
RUSSIAN
JOINT STOCK COMPANY
«UNIFIED ENERGY SYSTEM OF RUSSIA»

ɔ, Moscow, 119526, Russia,
5 710-41-05
5 206-80-87

06010111

Mail Stop 3628
Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

SUPPL

28.12.2005г. 1-78/5-1543

December 28, 2005

Re: Disclosure materials provided by <u>RAO Unified Energy Systems of Russia</u> (File No. 82-4077) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Dear Sirs:

RAO Unified Energy Systems of Russia (the "**Company**"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act (the "**Rule**"), submits herewith information pursuant to subparagraph (b)(1)(i) of the Rule.

THIS SUBMISSION CONTAINS THE IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF RAO UESR GROUP FOR H1 2005

This information is being furnished under paragraph (1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact us by calling collect at [+7 ***(095) 710-59-37***] with any questions or comments regarding this letter. Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed duplicate of this letter and returning it to us in the enclosed self-addressed, postage pre-paid envelope.

Very truly yours,

Andrey V. Gabov
Head of Department of Corporate Governance and Investor Relations

Sergey V. Mnkshakov
Head of The Financial and Tax Accounting Department

cc: **Deutsche Bank**
Pavel Polyakov

dlw 1/9

RECEIVED
2006 JAN -9 P 2:30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RAO UES Group
IFRS Consolidated Interim Financial Statements
For the six months ended 30 June 2005

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bld. 5
115054 Moscow
Russia
Telephone +7 (095) 967 6000
Facsimile +7 (095) 967 6001

AUDITORS' REPORT

To the Shareholders and Board of Directors of the Russian Open Joint Stock Company for Energy and Electrification Unified System of Russia ("RAO UES")

1. We have audited the accompanying consolidated interim balance sheet of RAO UES and its subsidiaries (the "Group") as of 30 June 2005 and the related consolidated interim statements of operations, cash flows and changes in equity for the six months then ended. These consolidated interim financial statements as set out on pages 3 to 45 are the responsibility of the RAO UES' management. Our responsibility is to express an opinion on these consolidated interim financial statements based on our audit.

2. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated interim financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the accompanying consolidated interim financial statements present fairly, in all material respects, the financial position of the Group as of 30 June 2005, and of the results of its operations and its cash flows for the period then ended in accordance with International Accounting Standard 34 "Interim Financial Reporting".

4. Without qualifying our opinion, we draw your attention to Notes 1 and 7 to the accompanying consolidated interim financial statements. The Government of the Russian Federation has a controlling interest in RAO UES and Governmental economic and social policies affect the Group's financial position, results of operations and cash flows.

ZAO PricewaterhouseCoopers Audit

Moscow, Russian Federation

19 December 2005

RAO UES Group

Consolidated Interim Balance Sheet as at 30 June 2005
(in millions of Russian Roubles)

	Notes	30 June 2005	31 December 2004
ASSETS			
Non-current assets			
Property, plant and equipment	8	908,119	892,881
Investments in associates	9	972	1,030
Deferred profit tax assets	15	5,067	5,937
Other non-current assets	10	45,123	32,561
Total non-current assets		**959,281**	**932,409**
Current assets			
Cash and cash equivalents	11	29,678	35,844
Accounts receivable and prepayments	12	142,217	111,242
Inventories	13	42,552	41,956
Other current assets		8,609	5,547
Total current assets		**223,056**	**194,589**
TOTAL ASSETS		**1,182,337**	**1,126,998**
EQUITY AND LIABILITIES			
Equity attributable to the shareholders of RAO UES	14		
Share capital			
Ordinary shares (nominal value RR 20,521 million)		147,439	147,439
Preference shares (nominal value RR 1,038 million)		7,667	7,667
Treasury shares		(3,711)	(3,925)
Retained earnings and other reserves		470,509	462,470
Total equity attributable to the shareholders of RAO UES		**621,904**	**613,651**
Minority interest		242,622	227,633
Total equity		**864,526**	**841,284**
Non-current liabilities			
Deferred profit tax liabilities	15	56,674	56,091
Non-current debt	16	28,750	20,047
Other non-current liabilities	17	16,945	17,035
Total non-current liabilities		**102,369**	**93,173**
Current liabilities			
Current debt and current portion of non-current debt	18	69,290	65,949
Accounts payable and accrued charges	19	93,437	83,865
Taxes payable	20	52,715	42,727
Total current liabilities		**215,442**	**192,541**
Total liabilities		**317,811**	**285,714**
TOTAL EQUITY AND LIABILITIES		**1,182,337**	**1,126,998**

Chairman of the Management Board — Chubais A.B.

Financial Director — Dubinin S.K.

19 December 2005

RAO UES Group

Consolidated Interim Statement of Operations for the six months ended 30 June 2005
(in millions of Russian Roubles)

	Notes	Six months ended 30 June 2005	Six months ended 30 June 2004
Revenues			
Electricity		284,659	257,432
Heating		77,197	65,408
Other		29,254	19,888
Total revenues		**391,110**	**342,728**
Costs and other deductions			
Fuel expenses		113,303	96,425
Wages, benefits and payroll taxes		59,321	47,735
Purchased power		41,416	37,885
Depreciation (including property, plant and equipment impairment)	8	33,539	33,574
Repairs and maintenance		22,615	22,626
Taxes other than on income		10,215	10,839
Other materials		6,894	5,572
Doubtful debtors expense		6,016	3,449
Electricity and heat distribution		5,847	4,317
Increase of minority interest due to the restructuring	14	5,463	-
Insurance expense		2,676	2,331
Water usage expenses		2,069	2,062
Social expenditures		670	852
Loss on disposal of property, plant and equipment		505	614
Other expenses	21	39,183	32,600
Total costs and other deductions		**349,732**	**300,881**
Operating profit		**41,378**	**41,847**
Finance costs – net	22	(8,131)	(5,697)
Share of loss of associates	9	(58)	(164)
Profit before profit tax		**33,189**	**35,986**
Total profit tax charge	15	(16,813)	(13,782)
Profit for the period		**16,376**	**22,204**
Attributable to:			
Shareholders of RAO UES		10,695	15,421
Minority interest		5,681	6,783
		16,376	**22,204**
Earnings per ordinary and preference share for profit attributable to the shareholders of RAO UES – basic and diluted (in Russian Roubles)	23	0.25	0.36

Chairman of the Management Board — Chubais A.B.

Financial Director — Dubinin S.K.

19 December 2005

RAO UES Group

Consolidated Interim Cash Flow Statement for the six months ended 30 June 2005
(in millions of Russian Roubles)

	Six months ended 30 June 2005	Six months ended 30 June 2004
CASH FLOW FROM OPERATING ACTIVITIES:		
Profit before profit tax	**33,189**	**35,986**
Adjustments to reconcile profit before profit tax to net cash provided by operations:		
Depreciation (including property, plant and equipment impairment)	33,539	33,574
Doubtful debtors expense	6,016	3,449
Interest and gain on restructuring accounts payable and taxes payable	8,131	6,411
Share of loss of associates	58	164
Loss on disposal of property, plant and equipment	505	614
Adjustment for other non-cash investing activities	(192)	(114)
Operating cash flows before working capital changes and profit tax paid	**81,246**	**80,084**
Working capital changes:		
Increase in accounts receivable and prepayments	(30,676)	(19,753)
(Increase) / decrease in other current assets	(831)	496
(Increase) / decrease in inventories	(384)	623
Increase in other non-current assets	(8,771)	(5,984)
Increase in accounts payable and accrued charges	6,054	1,172
Increase in taxes payable, other than profits tax	1,696	712
Decrease in other non-current liabilities	(3,895)	(5,504)
Profit tax paid (cash)	(17,506)	(15,504)
Profit tax paid (non-cash)	(33)	(257)
Net cash generated by operating activities	**26,900**	**36,085**
CASH FLOW FROM INVESTING ACTIVITIES:		
Additions to property, plant and equipment	(40,016)	(29,715)
Proceeds from sale of property, plant and equipment	3,074	3,226
Purchases of investments, net	(3,035)	(197)
Acquisition of subsidiaries, net of cash acquired	(2,029)	-
Net cash used for investing activities	**(42,006)**	**(26,686)**
CASH FLOW FROM FINANCING ACTIVITIES:		
Proceeds from issuance of current debt	119,158	95,375
Proceeds from issuance of non-current debt	12,471	5,964
Repayment of debt	(120,026)	(98,947)
Interest paid	(4,096)	(3,417)
Dividends paid by Group to minority interest shareholders	(1,219)	(231)
Proceeds from share issuance	3,125	27
Purchases of treasury shares, net	(473)	-
Net cash generated by / (used for) financing activities	**8,940**	**(1,229)**
(Decrease) / increase in cash and cash equivalents	**(6,166)**	**8,170**
Cash and cash equivalents at the beginning of the period	**35,844**	**31,978**
Cash and cash equivalents at the end of the period	**29,678**	**40,148**

Chairman of the Management Board — Chubais A.B.

Financial Director — Dubinin S.K.

19 December 2005

RAO UES Group

Consolidated Interim Statement of Changes in Equity for the six months ended 30 June 2005
(in millions of Russian Roubles)

	Attributable to the shareholders of RAO UES						
	Ordinary share capital	**Preference share capital**	**Treasury shares**	**Retained earnings and other reserves**	**Total**	**Minority interest**	**Total equity**
At 1 January 2004	147,439	7,667	(355)	432,553	587,304	219,687	806,991
Change in fair value of available-for-sale investments	-	-	-	(106)	(106)	-	(106)
Translation differences	-	-	-	(26)	(26)	-	(26)
Net expense recognised directly in equity	-	-	-	(132)	(132)	-	(132)
Profit for the period	-	-	-	15,421	15,421	6,783	22,204
Total recognised income for the period				15,289	15,289	6,783	22,072
Acquisitions and changes in Group structure	-	-	-	-	-	1,038	1,038
Dividends	-	-	-	(2,399)	(2,399)	(2,131)	(4,530)
At 30 June 2004	147,439	7,667	(355)	445,443	600,194	225,377	825,571
1 January 2005	147,439	7,667	(3,925)	462,470	613,651	227,633	841,284
Change in fair value of available-for-sale investments	-	-	-	105	105	-	105
Translation differences	-	-	-	23	23	-	23
Net income recognised directly in equity	-	-	-	128	128	-	128
Profit for the period	-	-	-	10,695	10,695	5,681	16,376
Total recognised income for the period	-	-	-	10,823	10,823	5,681	16,504
Change in treasury shares, net	-	-	214	(190)	24	-	24
Acquisitions and changes in Group structure	-	-	-	-	-	11,478	11,478
Dividends	-	-	-	(2,758)	(2.758)	(2,170)	(4,928)
Employee share-option plan	-	-	-	164	164	-	164
At 30 June 2005	147,439	7,667	(3,711)	470,509	621,904	242,622	864,526

Chairman of the Management Board — Chubais A.B.

Financial Director — Dubinin S.K.

19 December 2005

(in millions of Russian Roubles)

Note 1: The Group and its operations

The Russian Open Joint Stock Company for Energy and Electrification Unified Energy System of Russia ("RAO UES") was created on 31 December 1992 following the privatisation of certain electricity power generation, transmission and distribution assets formerly under the control of the Ministry of Energy of the Russian Federation. Nuclear generation stations were not transferred to RAO UES.

The RAO UES Group (the "Group") consists of RAO UES and its related subsidiaries and associates as at 30 June 2005. Principal subsidiaries are disclosed in Note 5. The operations of all generating facilities are co-ordinated by OAO System Operator-Central Dispatch Unit of Unified Energy System, which is under the control of the Group, in order to meet system requirements in an efficient manner.

The Group performs the following major activities:

- ***Generation*** – electricity and heat generation;
- ***Transmission*** – high voltage transmission of electricity;
- ***Distribution*** – delivery of electricity through distribution grids;
- ***Retailing*** – sales of electricity.

RAO UES's registered office is located at bld. 3, 101 Vernadskogo prospect, 119526, Moscow, Russia.

Operating environment. The Russian Federation continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation. The tax, currency and customs legislation within the Russian Federation is subject to varying interpretations, and changes, which can occur frequently.

Whilst there have been improvements in the economic trends, the future economic direction of the Russian Federation is largely dependent upon the effectiveness of economic, financial and monetary measures undertaken by the government, together with tax, legal, regulatory, and political developments.

Relations with the state and current regulation. At 30 June 2005, the Government of the Russian Federation owned 52.7 percent of RAO UES, which represents 55.0 percent of the ordinary shares issued. As discussed in Note 14, only ordinary shares have voting rights. The Group's customer base includes a large number of entities controlled by, or related to, the state. Furthermore, the state controls a number of the Group's fuel and other suppliers.

The government of the Russian Federation directly affects the Group's operations through regulation by the Federal service on tariffs ("FST"), with respect to its wholesale energy sales, and by the regional services on tariffs ("RSTs"), with respect to its retail electricity and heat sales. Tariffs which Group entities may charge for sales of electricity and heat are governed both by regulations specific to the electricity and heat industry and by regulations applicable to natural monopolies. As a condition to privatisation in 1992, the government of the Russian Federation imposed an obligation on Group entities to provide connection for the supply of electricity and heating to customers in the Russian Federation.

(in millions of Russian Roubles)

Note 1: The Group and its operations (continued)

As described above and in Notes 2 and 25, the government's economic, social and other policies could have material effects on the operations of the Group.

Regulatory issues and sector restructuring. The Russian electric utilities industry in general and the Group in particular are presently undergoing a reform process designed to introduce competition into the electricity sector and to create an environment in which the Group and its successor companies can raise the capital required to maintain and expand current capacity. The regulatory framework governing the process of reforming the Russian Federation electric utilities industry and the functioning of the industry, both during the transition period and subsequent to the completion of reforms, is set forth in the following legislation: Federal Law No.35-FZ of 26 March 2003 "On Electric Utilities" and Federal Law No.36-FZ of 26 March 2003 "On the Specifics of the Functioning of Electric Utilities During the Transition Period and the Introduction of Amendments to Certain Russian Federation Legislative Acts and the Invalidation of Certain Russian Federation Legislative Acts in Connection with the Adoption of the Law "On the Electric Utilities of the Russian Federation" ("Federal Law No.36-FZ").

- On 29 May 2003, the Board of Directors of RAO UES approved a "Concept of RAO UES strategy for the period from 2003 through 2008".This document provides a detailed description of the major changes that are planned to take place in the Group during the electric utilities reform program.
- On 24 December 2004, the Government of the Russian Federation reviewed its policy aimed at the restructuring of electric utilities and appreciated the measures taken in line with the decisions made previously. A number of tasks related to the further reform were assigned to the Ministries and Agencies.
- At present bills are being drafted for the specific legislative acts envisioned under the aforementioned federal laws on electric utilities reform according to the action plan related to electric utilities reform and adopted by the resolution of the Russian Federation government of 27 June 2003 No 865-r. RAO UES has been playing an active role in drafting these legislative acts.
- In December 2004, amendments were made to the Federal Law #36-FZ, which provide for postponement of prohibition for combining electricity transmission and dispatching electricity with electricity generation, sales and purchases from 1 January 2005 to 1 April 2006.
- In early September 2003, the Russian Federation Government issued Resolution # 1254-r which approved the structure of Wholesale generating companies ("WGCs"). In October 2004, Resolution of the Russian Federation Government #1367-r amended the structure of the WGCs. Under the Resolutions, 7 generating companies (6 companies based on thermal generating power plants and 1 company based on hydro generating power plants), which will include the power plants owned by RAO UES and its subsidiaries, will be established.
- In 2004, the Board of Directors of RAO UES at its meetings approved participation of RAO UES in all 7 WGCs. At the end of 2004 and the beginning of 2005, state registration was issued to all 7 WGCs.
- In June 2005, the Board of Directors of RAO UES approved the exchange coefficients and conversion coefficients with regard to the shares of stand-alone electricity generation stations included in WGC–5 and WGC-3 to be converted into the shares of the respective WGC in order to implement the project on transition of the WGCs to the unified share and incorporation of stand-alone electricity generation stations with the WGCs.
- In October 2003, the Russian Federation government issued Resolution No. 643 "On the Rules for the Wholesale Electricity (Power) Market during the Transition Period". According to the rules adopted, there will be two sectors within the Federal Wholesale Electricity (Power) Market: regulated trading sector and free trading sector. Within the free trading sector, electricity suppliers will be able to sell electricity generated with the use of facilities and equipment accounting for 15 percent of their working capacity. Since November 2003, the non-commercial partnership "Trade System Administrator of the Wholesale Electricity Market", in accordance with the rules for the wholesale electricity (power) market during the transition period, has been holding electricity bidding in the free trading sector, the European part of Russia and the Ural. Starting from May 2005, the free trading sector was extended to include Siberia. According to the laws underlying the electric utilities reform, subsequently free trading will be extended over the whole volume of trading. Starting from October 2005, competitive sector of deviations began to work.
- The Federal Grid Company – OAO Federal Grid Company of Unified Energy System ("FGC") – was established in June 2002 as a wholly-owned subsidiary of RAO UES, to manage the transmission of electricity through the use of transmission assets received or earmarked for receipt from RAO UES and its subsidiaries.

(in millions of Russian Roubles)

Note 1: The Group and its operations (continued)

- OAO System Operator-Central Dispatch Unit of Unified Energy System ("SO-CDU") – was established in September 2002 to perform electricity dispatch functions within the unified electricity system of the Russian Federation through the use of assets received or earmarked for receipt from RAO UES and its subsidiaries.
- All the individual regional power companies, responsible for the generation, distribution and sale of heat and electricity ("Energos") that are subject to reform have developed their respective reform plans and submitted them to RAO UES. At present, reform plans of 67 Energos are approved by the management bodies of RAO UES.
- In April 2004, the Board of Directors of RAO UES approved the listing and structure of 14 territorial generating companies ("TGCs"), which will ultimately own the generating assets, before the reform owned by RAO UES subsidiaries (except for power plants to be included into WGCs). In June 2005, the Board of Directors updated the structure of TGC-11 and TGC-12.
- As at 19 December 2005, the Board of Directors of RAO UES approved incorporation and accomplished the state registration of 13 out of 14 planned TGCs. 6 TGCs are in the process of establishing operational companies. The formation of TGC-3, which was set on the basis of OAO "Mosenergo" reorganization, is completed.
- On 1 October 2004, the Board of Directors of RAO UES approved participation of RAO UES in 4 Interregional distribution grid companies ("IDGCs"), which will be the owners of shares of the distribution grid companies, involved in electricity transmission via distribution grids. It is planned, that in the course of restructuring of RAO UES subsidiaries, distribution grid companies ("DGCs") will be established and their shares will be exchanged for the shares of the IDGCs.
- As at 19 December 2005, 50 subsidiaries of RAO UES have held General shareholders meeting at which plans for reorganization have been approved, and state registration was issued to the companies spun off from 53 RAO UES subsidiaries.
- On 24 June 2005, the Board of Directors of RAO UES adopted a temporary decision to transfer the shares of retail companies under the trusteeship of TGCs for the term of one year. At the same time 10 pilot projects envisaging other means of retail companies shares disposal are planned to be realized with a view to developing alternative ways of the Group companies collaboration with different partners. On 30 September 2005, the Boards of Directors of RAO UES approved the list of pilot retail companies and the major terms of these projects. The final decision upon the strategy of organizing the retail activity of Group is planned to be adopted in April 2006, taking into consideration how the Group will pass the autumn-spring maximum load season of 2005/2006.
- On 2 September 2005, the Board of Directors of RAO UES adopted the project of reformation of the Far East Group companies. This project is intended for creation of United Holding Company – on the basis of assets of OAO "Khabarovskenergo", ZAO "LuTEK", OAO "Amurenergo", OAO "Yakutskenergo" (in the part of South energy region) and OAO "Dalenergo".
- On 28 October 2005, the Board of Directors of RAO UES discontinued moratorium related to disposal and collateral of core assets of RAO UES (initially approved by Board of Directors on 29 November 2002). Also the Board of Directors approved the order of cash allocation obtained from the disposal of fixed assets and long-term investments.

At this time, the impact of the industry changes on both the financial results and position of the Group cannot be readily assessed because the specific, detailed mechanisms to effect the restructuring are still being determined. Accordingly, no provision has been recognised for the effects of the restructuring process.

(in millions of Russian Roubles)

Note 2: Financial condition

At 30 June 2005, the Group's current assets exceeded its current liabilities by Russian Roubles ("RR") 7,614 million (at 31 December 2004: RR 2,048 million).

The Group has improved its financial position, largely through better cash collections and the restructuring of trade and tax liabilities to long term. The effects of the restructuring of accounts and taxes payable are described in Notes 17, 19 and 20. There still remains a significant amount of uncollected accounts receivable from earlier periods. Management has continued its collection and restructuring efforts to reduce the outstanding balances. There is legislation enabling the Group to cut off non-payers, but this is only possible to a certain extent due to strategic and political factors. Federal, municipal and other governmental organisations make up a significant portion of the debtor balance as at 30 June 2005. The Group has provided against doubtful accounts receivable, as further described in Notes 10 and 12.

The Group is affected by government policy through control of tariffs and other factors. The RSTs do not always permit tariff increases in line with increases in the Group's costs and thus some tariffs are insufficient to cover all the costs of generation and distribution. Moreover, these tariffs consider costs only on a Russian statutory basis and, accordingly, exclude additional costs recognised under an IFRS basis of accounting. As a result, tariffs do not consistently allow for an adequate return on investment and currently do not provide sufficient funds for the full replacement of property, plant and equipment. Furthermore, the Group also experiences difficulties raising finance for the necessary investment in generation, transmission and distribution assets.

Group management has been taking the following actions in order to address the issues noted above and improve the Group's financial position:

- introduction of improved financial budgeting procedures; a strong focus on timely cash collection of current and old debtor balances; restructuring of liabilities for repayment over a longer period;
- discussions with strategic investors, and identification and assessment of projects requiring investment funds;
- negotiations with federal and regional governments and regulators for real increases in tariffs to support adequate long term investment into the Group's generation, transmission and distribution assets; and
- active participation in the restructuring of the electricity sector (see Note 1).

Management believes that ultimately a stable regulatory regime and a competitive power market will be put in place such that the Group and its successors will be able to raise needed capital to sustain the business. However, there can be no assurance in this regard.

Note 3: Basis of preparation

Statement of compliance. These interim consolidated financial statements ("Financial Statements") have been prepared in accordance with, and comply with, International Financial Reporting Standards, including International Accounting Standards and Interpretations issued by the IASB ("IFRS").

Each enterprise of the Group individually maintains its own books of accounts and prepares its statutory financial statements in accordance with the Regulations on Accounting and Reporting of the Russian Federation ("RAR") with the exception of foreign companies which prepare their statutory financial statements in accordance with their statutory accounting requirements. The accompanying Financial Statements are based on the statutory records and adjusted and reclassified for the purpose of fair presentation in accordance with IFRS.

Reclassifications. Certain reclassifications have been made to prior year data to conform to the current year presentation.

Functional and presentation currency. The national currency of the Russian Federation is the RR, which is RAO UES's functional currency and the currency in which these Financial Statements are presented. All financial information presented in RR has been rounded to the nearest million.

(in millions of Russian Roubles)

Note 3: Basis of preparation (continued)

Inflation accounting. Prior to 1 January 2003 the adjustments and reclassifications made to the statutory records for the purpose of IFRS presentation included the restatement of balances and transactions for the changes in the general purchasing power of the RR in accordance with IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that the financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, effective from 1 January 2003 the Group no longer applies the provisions of IAS 29. Accordingly, the amounts expressed in the measuring unit current at 31 December 2002 are treated as the basis for the carrying amounts in these Financial Statements.

Recent accounting pronouncements. During the period December 2003 to November 2005, the International Accounting Standards Board ("IASB") revised 17 of its standards and issued 7 new standards. In addition, the International Financial Reporting Interpretations Committee ("IFRIC") issued six new interpretations in 2004, one of which was subsequently withdrawn. These standards are effective for accounting periods commencing on or after 1 January 2005, except for IFRS 6 "Exploration and Evaluation of Mineral Resources" ("IFRS 6") and IFRS 7 "Financial instruments: disclosures" ("IFRS 7"), which are effective for periods commencing on or after 1 January 2006 and 1 January 2007 respectively, but may be adopted early.

Adoption of new and revised standards. Effective 1 January 2005 the Group adopted all of those IFRS, which are relevant to its operations, except for IFRS 3 "Business Combinations" ("IFRS 3"), IAS 36 (revised 2004) "Impairment of Assets" ("IAS 36") and IAS 38 (revised 2004) "Intangible Assets" ("IAS 38"), which were early adopted by the Group in 2004.

The adoption of IAS 1 "Presentation of Financial Statements" ("IAS 1"), IAS 2 "Inventories" ("IAS 2"), IAS 8 "Policies, Changes in Accounting Estimates and Errors" ("IAS 8"), IAS 10 "Events after the Balance Sheet Date" ("IAS 10"), IAS 16 "Property, Plant and Equipment" ("IAS 16"), IAS 17 "Leases" ("IAS 17"), IAS 21 "The Effects of Changes in Foreign Exchange Rates" ("IAS 21"), IAS 24 "Related Party Disclosures" ("IAS 24"), IAS 27 "Consolidated and Separate Financial Statements" ("IAS 27"), IAS 28 "Investments in Associates" ("IAS 28"), IAS 32 "Financial Instruments: Disclosure and Presentation" ("IAS 32"), IAS 33 "Earnings per Share" ("IAS 33") (all revised 2003) and IAS 39 (revised 2004) "Financial Instruments: Recognition and Measurement" ("IAS 39"), IFRS 2 "Share-based Payments" ("IFRS 2") and IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations" ("IFRS 5") did not result in substantial changes to the Group's accounting policies. In summary:

The adoption of IAS 1 clarifies certain presentation requirements. Most significantly, the revised standard requires that in the income statement, the minority interest share in the results of subsidiaries, is no longer added or subtracted in arriving at the Group's profit for the period. Instead it is presented as an allocation of the Group's profit for the period. In the balance sheet, minority interest is presented as a separate component of equity rather than being presented between equity and liabilities. As a result, the Statement of Changes in Equity shows the movement in minority interests during the period. Comparatives were restated to reflect these changes.

IAS 24 has affected the identification of related parties and some other related-party disclosures. Under IAS 24 the Group is now no longer exempt from disclosing transactions with other state-controlled entities as with parties under common Governmental control.

IAS 2, 8, 10, 16, 17, 21, 27, 28, 32, 33, 39, IFRS 2 and IFRS 5 had no material effect on the Group's financial position, statements of income or of cash flows.

New accounting pronouncements. The following new Standards and Interpretations are not yet effective and have not been applied in preparing these Financial Statements:

- IFRS 7 "Financial Instruments: Disclosures", which is effective for annual periods beginning on or after 1 January 2007. The Standard will require increased disclosure in respect of the Group's financial instruments.

- Amendment to IAS 1 "Presentation of Financial Statements – Capital Disclosures", which is effective for annual periods beginning on or after 1 January 2007. The Standard will require increased disclosure in respect of the Group's capital.

(in millions of Russian Roubles)

Note 3: Basis of preparation (continued)

- Amendment to IAS 19 "Employee Benefits", which is effective for annual periods beginning on or after 1 January 2006. The amendment to IAS 19 introduces an additional option to recognise actuarial gains and losses arising in post-employment benefit plans in full directly in retained earnings in equity. It also requires new disclosures about defined benefit plans and clarifies accounting for a contractual agreement between a multi-employer plan and participating employers.

- Amendment to IAS 39 "Financial Instruments: Recognition and Measurement – The Fair Value Option", which is effective for annual periods beginning on or after 1 January 2006. The amendment restricts the designation of financial instruments as "at fair value through profit or loss". The Group has not yet completed its analysis of the impact of the amendment.

- IFRIC 4 "Determining whether an Arrangement contains a Lease", which is effective for annual periods beginning on or after 1 January 2006. The Interpretation requires certain arrangements to be accounted for as a lease even if they are not in the legal form of a lease. The Group has not yet completed its analysis of the impact of the new Interpretation.

Going concern. The Financial Statements have been prepared on a going concern basis, which contemplates the realisation of assets and the satisfaction of liabilities in the normal course of business. The accompanying Financial Statements do not include any adjustments should the Group be unable to continue as a going concern.

Use of estimates. Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these Financial Statements in conformity with IFRS. Actual results could differ from those estimates. In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies made by management in preparing these Financial Statements are described in the following notes:

- Note 8 – Property, plant and equipment;
- Note 12 – Accounts receivable and prepayments;
- Note 13 – Inventories; and
- Note 25 – Contingencies.

Note 4: Summary of significant accounting policies

Principles of consolidation. The Financial Statements comprise the financial statements of RAO UES and the financial statements of those entities whose operations are controlled by RAO UES. Control is presumed to exist when RAO UES controls, directly or indirectly through subsidiaries, more than 50 percent of voting rights. The Group consolidates a number of companies in which the Group owns less than 50 percent of the voting shares. In these circumstances, control exists on the basis of a significant shareholding combined with other factors which allow the Group to exercise control, namely: RAO UES has the majority in the Board of Directors, RAO UES is the dominant owner, RAO UES has major influence over the company operations through its ownership and operation of the national grid.

The majority of the principal subsidiary companies described in Note 5 were transferred to RAO UES by the state on and after its incorporation into a joint stock company, or as a result of Group restructuring. These transfers represented a reorganisation of assets under common control and, accordingly, were accounted for in a manner similar to uniting of interests from the date of privatisation of each Group entity, or from the date of Group restructuring.

All inter-company balances and transactions have been eliminated. The minority interest has been disclosed as part of equity.

(in millions of Russian Roubles)

Note 4: Summary of significant accounting policies (continued)

Investments in associates. Investments in associated enterprises are accounted for using the equity method of accounting, based upon the percentage of ownership held by the Group. Associated enterprises are entities over which RAO UES is presumed to exercise significant influence but which it does not control.

When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Investments. Investments intended to be held for an indefinite period of time are classified as available-for-sale; these are included in other non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date, they will need to be sold to raise operating capital or they mature within 12 months, in which case they are included in other current assets. Management determines the appropriate categorisation, current or non-current, at the time of the purchase and re-evaluates it based on maturity at each reporting date.

Available-for-sale investments principally comprise non-marketable securities, which are not publicly traded or listed on the Russian stock exchange. For these investments, fair value is estimated by reference to a variety of methods including those based on their earnings and those using the discounted value of estimated future cash flows. In assessing the fair value, management makes assumptions that are based on market conditions existing at each balance sheet date. Investments in equity securities that are not quoted on a stock exchange, and where fair value cannot be estimated on a reasonable basis by other means, are stated at cost less impairment losses.

Purchases and sales of investments are initially measured at fair value and recognised on the settlement date, which is the date that the investment is delivered to or by the Group. Cost of purchase includes transaction costs. The available-for-sale investments are subsequently carried at fair value. Unrealised gains and losses arising from changes in the fair value of these investments are included in the fair value reserve in shareholders' equity in the period in which they arise. Realised gains and losses from the disposal of available-for-sale investments are included in the statement of operations in the period in which they arise.

The Group does not hold any investments held-to-maturity or for trading purposes.

Foreign currency. Monetary assets and liabilities, which are held by the Group entities and denominated in foreign currencies at the balance sheet date, are translated into Russian Roubles at the exchange rates prevailing at that date. Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transaction. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of operations.

The balance sheets of foreign subsidiaries are translated into Russian Roubles at the exchange rate prevailing at the reporting date. Statements of operations of foreign entities are translated at the average exchange rate for the year. Exchange differences arising on the translation of the net assets of foreign subsidiaries are recognised as translation differences and included in the translation reserve in equity.

At 30 June 2005, the official rate of exchange, as determined by the Central Bank of the Russian Federation, between the Russian Rouble and the US Dollar ("US$") was RR 28.67: US$ 1.00 (31 December 2004: RR 27.75: US$ 1.00), between the Russian Rouble and Euro RR 34.52: Euro 1.00 (31 December 2004: RR 37.81: Euro 1.00). Exchange restrictions and currency controls exist relating to converting the Russian Rouble into other currencies. The Russian Rouble is not freely convertible in most countries outside the Russian Federation.

Dividends. Dividends are recognised as a liability and deducted from equity at the balance sheet date only if they are declared (approved by shareholders) before or on the balance sheet date. Dividends are disclosed when they are declared after the balance sheet date, but before the financial statements are authorized for issue.

(in millions of Russian Roubles)

Note 4: Summary of significant accounting policies (continued)

Property, plant and equipment. Property, plant and equipment are stated at depreciated cost. Deemed cost was initially determined by a third party valuation at 31 December 1997 and restated for the impact of inflation until 31 December 2002. Adjustments are made for additions, disposals and depreciation charges. At each reporting date management assesses whether there is any indication of impairment of property, plant and equipment. If any such indication exists, management estimates the recoverable amount which is determined as the higher of an asset's fair value less costs to sell and its value in use. The carrying amount is reduced to the recoverable amount and the difference is recognised as an expense (impairment loss) in the statement of operations. An impairment loss recognised in prior years is reversed if there has been a change in the estimates used to determine an asset's recoverable amount.

The amounts determined by the third party valuation represent an estimate of depreciated replacement cost. The third party valuation was performed in order to determine a basis for cost, because the historical accounting records for property, plant and equipment were not readily available, in accordance with paragraph 16 of IAS 29. Therefore, this third party valuation is not a recurring feature since it was intended to determine the initial cost basis of property, plant and equipment and the Group has not adopted a policy of revaluation on subsequent measurement. The change in carrying value arising from this valuation was recorded directly to retained earnings.

Renewals and improvements are capitalised and the assets replaced are retired. The cost of repair and maintenance are expensed as incurred. Gains and losses arising from the retirement of property, plant and equipment are included in the statement of operations as incurred.

Depreciation on property, plant and equipment is calculated on a straight-line basis over the estimated useful life of the asset when it is available for use. For the property, plant and equipment which were subject to the third party valuation as at 31 December 1997, the depreciation rate applied is based on the estimated remaining useful lives as at the valuation date. The useful lives, in years, of assets by type of facility are as follows:

Type of facility	Acquired prior to 31 December 1997	Acquired subsequent to 31 December 1997
Electricity and heat generation	3 – 50	20 – 50
Electricity transmission	14 – 19	25
Electricity distribution	3 – 40	25
Heating network	3 – 43	20
Other	8 – 24	10

Social assets are not capitalized as they are not expected to result in future economic benefits to the Group. Costs associated with fulfilling the Group's social responsibilities are expensed as incurred.

Cash and cash equivalents. Cash comprises cash in hand and cash deposited on demand at banks. Cash equivalents comprise short-term high liquid investments that are readily convertible into cash and have a maturity of three months or less from the date of acquisition and are subject to insignificant changes in value.

Mutual settlements, barter and non-cash settlements. A portion of sales and purchases is settled by mutual settlements, barter and non-cash settlements. These settlements are generally in the form of direct settlement by goods or services with the final customer, cancellation of mutual balances or through a chain of non-cash transactions involving several companies. Non-cash settlements which are expected to be settled within 12 months are recorded as other current assets. A majority of these include "veksels" or "bills of exchange" which are negotiable debt obligations. The receivables and payables recorded in the consolidated balance sheet, that are expected to be settled by mutual settlements, barter or non-cash settlements, reflect management's estimate of the fair value to be received or given up in non-cash settlements.

Non-cash transactions have been excluded from the cash flow statement, so investing activities, financing activities and the total of operating activities represent actual cash flows.

Note 4: Summary of significant accounting policies (continued)

Accounts receivable and prepayments. Accounts receivable are recorded inclusive of value added taxes which are payable to tax authorities upon collection of such receivables. Trade and other receivables are adjusted for an allowance made for impairment of these receivables. Such an allowance for doubtful debtors is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the allowance is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers at the date of origination of the receivables.

Value added tax on purchases and sales. Value added taxes related to sales is payable to tax authorities upon collection of receivables from customers. Input VAT is reclaimable against sales VAT upon payment for purchases. The tax authorities permit the settlement of VAT on a net basis. VAT related to sales and purchases which have not been settled at the balance sheet date (deferred VAT) is recognised in the balance sheet on a gross basis and disclosed separately as a current asset and liability. Where provision has been made for impairment of receivables, the impairment loss is recorded for the gross amount of the debtor's balance, including VAT. The related deferred VAT liability is maintained until the debtor is written off for tax purposes.

Inventories. Inventories are recorded at the lower of cost and net realisable value. Cost of inventory is determined on the weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses.

Deferred profit taxes. Deferred profit tax is provided using the balance sheet liability method for tax loss carry forwards and temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. In accordance with the initial recognition exemption, deferred taxes are not recorded for temporary differences on initial recognition of an asset or a liability in a transaction other than a business combination if the transaction, when initially recorded, affects neither accounting nor taxable profit. Deferred tax balances are measured at tax rates enacted or substantively enacted at the balance sheet date which are expected to apply to the period when the temporary differences will reverse or the tax loss carry forwards will be utilised. Deferred tax assets and liabilities are netted only within the individual companies of the Group. Deferred tax assets for deductible temporary differences and tax loss carry forwards are recorded only to the extent that it is probable that future taxable profit will be available against which the deductions can be utilised.

Deferred profit tax is not provided for the undistributed earnings of subsidiaries, as the Group requires profits to be reinvested, and only insignificant dividends are declared. Deferred profit tax is provided for the undistributed earnings of associated enterprises.

Accounts payable and accrued charges. Accounts payable are stated inclusive of value added tax. If accounts payable are restructured and the fair value of the restructured payable differs by more than ten percent from the original liability, then the fair value of the restructured payable is measured as the present value of the future cash flows discounted at the interest rate available to the Group at the date of the restructuring. The amount of the discount is credited to the statement of operations (finance costs - net) as a gain on restructuring, and the non-current portion of the discounted payable is reclassified to other non-current liabilities. The discount is amortised over the period of the restructuring as an interest expense.

Debt. Debt is recognised initially at its fair value. Fair value is determined using the prevailing market rate of interest for a similar instrument, if significantly different from the transaction price. In subsequent periods, debt is stated at amortised cost using the effective yield method; any difference between the fair value of the proceeds (net of transaction costs) and the redemption amount is recognised in the statement of operations as an interest expense over the period of the debt obligation. Prior to 2005, certain interest costs on borrowings used to finance the construction of property, plant and equipment were capitalized during the period of construction of those assets; all other borrowing costs were expensed. During 2005 the Group changed its accounting policy to the benchmark treatment prescribed by IAS 23 "Borrowing Costs" of recognizing all borrowing costs as an expense in the period in which they are incurred. Management believes that the new policy is preferable because it results in a more transparent treatment of finance costs. No adjustments were required to the financial statements or to any periods prior to those presented in order to implement the new policy.

Note 4: Summary of significant accounting policies (continued)

Minority interest. Minority interest represents the minority shareholders' proportionate share of the equity and results of operations of the Group's subsidiaries. This has been calculated based upon the minority interests' ownership percentage of these subsidiaries. Specific rights on liquidation for preference shareholders of subsidiaries are included in the calculation of minority interests.

Pension and post-employment benefits. In the normal course of business the Group contributes to the Russian Federation state pension scheme on behalf of its employees. Mandatory contributions to the governmental pension scheme are expensed when incurred. Discretionary pensions and other post-employment benefits are included in wages, benefits and payroll taxes in the statement of operations, however, separate disclosures are not provided as these costs are not material.

Share-based payment transactions. The share option programme allows Group employees to acquire shares of the RAO UES. The fair value of the options is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options is measured based on the Black-Scholes formula, taking into account the terms and conditions upon which the instruments were granted.

Environmental liabilities. Liabilities for environmental remediation are recorded where there is a present obligation, the payment is probable and reliable estimates exist.

Revenue recognition. Revenue is recognised on the delivery of electricity and heat and on the dispatch of non-utility goods and services during the period. Revenue amounts are presented exclusive of value added tax.

Revenue is based on the application of authorised tariffs for electricity and heat sales as approved by the RSTs.

Earnings per share. Preference shares are considered to be participating shares, as their dividend may not be less than that given with respect to ordinary shares. The earnings per share is determined by dividing the profit attributable to ordinary and preference shareholders by the weighted average number of ordinary and preference shares outstanding during the reporting period, excluding the average number of treasury shares held by the Group. Preference shares participate in losses.

Treasury shares. Treasury shares are stated at weighted average cost. Any gains or losses arising on the disposal of treasury shares are recorded directly in equity attributable to the shareholders of RAO UES.

Seasonality. Demand for electricity and heat is influenced by both the season of the year and the relative severity of the weather. Revenues from heating are concentrated within the months of October to March. A similar, though less severe, concentration of electricity sales occurs within the same period. The seasonality of electricity and heat production has a corresponding impact on the usage of fuel and the purchase of power.

Furthermore, during the periods of lower production from April to September, there is an increase in the expenditures on repairs and maintenance. This seasonality does not impact the revenue or cost recognition policies of the Group.

(in millions of Russian Roubles)

Note 5: Principal subsidiaries

The following are the significant subsidiary enterprises which have been consolidated into the Financial Statements. All subsidiaries with the exception of foreign companies are incorporated and operate in the Russian Federation.

Thermal power generating and hydro generating companies

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Center					
Astrakhanskaya regional generating company	48.7	48.7	Ryazanskaya GRES	100.0	100.0
			Ryazanskaya heat supply company	49.0	49.0
Bryanskaya generating company	49.0	65.2	Shekinskie PGU	92.1	98.9
Cherepetskaya GRES	55.8	55.8	Smolenskaya generating company	48.7	59.3
Federal hydro generating company	100.0	100.0	Smolenskaya GRES	48.7	59.3
GRES-24	50.9	50.9	Tambovskaya generating company	49.0	52.1
GRES-4	50.9	50.9	Territorial generating company-2	100.0	100.0
GRES-5	50.9	50.9	Territorial generating company-3	100.0	100.0
Ivanovskaya generating company	49.7	56.6	Territorial generating company-4	100.0	100.0
Ivanovskie PGU	100.0	100.0	Territorial generating company-6	100.0	100.0
Kaluzhskaya generating company	52.3	52.3	Territorial generating company-8	100.0	100.0
Kaskad Verhnevolzhskih GES	100.0	100.0	Tverskaya generating company	49.0	65.3
Konakovskaya GRES	51.4	51.4	Vladimirskaya generating company	49.0	49.0
Kostromskaya generating company	49.0	49.0	Volzhskaya generating company	49.3	61.6
Kostromskaya GRES	51.0	51.0	Volzhskaya GES	83.3	86.4
Kurskaya generating company	49.0	59.5	Voronezhskaya generating company	49.0	65.4
Lipetskaya generating company	49.0	49.0	Wholesale generating company-2	100.0	100.0
Mosenergo	50.9	50.9	Wholesale generating company-3	100.0	100.0
Nizhegorodskaya generating company	49.0	62.3	Wholesale generating company-4	100.0	100.0
			Wholesale generating company-5	100.0	100.0
Nizhegorodskaya GRES	99.2	99.2	Wholesale generating company-6	100.0	100.0
Novomoskovskaya GRES	49.0	100.0	Yaroslavskaya energy company	47.4	59.8
Orlovskaya generating company	49.0	60.4	Zagorskaya GAES	50.9	50.9
Priokskaya territory generating company	49.0	49.0			
East					
Bureyskaya GES	94.7	95.0	Zeyskaya GES	56.9	72.5
North West					
Arkhangelskaya generating company	49.0	59.1	Pechorskaya GRES	51.0	51.0
Kaliningradskaya TETS	86.9	86.9	Pskovskaya GRES	50.0	50.0
Karelenergogeneraciya	100.0	100.0	North-West station	68.9	75.3
Kirishskaya GRES	100.0	100.0	Territorial generating company-1	58.3	100.0
Novgorodskaya generating company	49.0	62.9			
Siberia					
Berezovskaya GRES-1	100.0	100.0	Sayano-Shushenskaya GES	78.9	82.8
Boguchanskaya GES	64.2	64.2	Territorial generating company-13	100.0	100.0
Gusinoozerskaya GRES	100.0	100.0	Territorial generating company-14	100.0	100.0
Kharanorskaya GRES	100.0	100.0	Tomskenergo	52.0	59.9
Krasnoyarskaya GRES-2	100.0	100.0			
Norilsko-Taymyrskaya energy company	49.0	49.0			

(in millions of Russian Roubles)

Note 5: Principal subsidiaries (continued)

Thermal power generating and hydro generating companies (continued)

Name	Ownership %	Voting %	Name	Ownership %	Voting %
South					
Dagestanskaya heat generating company	51.3	51.3	Sochinskaya TETS	100.0	100.0
Eksperimentalnaya TETS	74.9	100.0	Stavropolskaya GRES	51.0	51.0
Kabbalk GES	80.5	98.0	Stavropolskaya heat generating company	55.1	71.9
Kuban GRES	79.8	99.9	Stavropolskaya power generating company	100.0	100.0
Nevinnomysskaya GRES	100.0	100.0	Zaramagskie GES	91.1	92.6
Novocherkasskaya GRES	100.0	100.0	Zelenchugskie GES	100.0	100.0
Rostovskaya generating company	48.4	62.8			
Ural					
Chelyabinskaya generating company	49.0	58.1	Troitskaya GRES	100.0	100.0
Kamskaya GES	100.0	100.0	Udmurtskaya territorial generating company	49.0	55.4
Permskaya generating company	49.0	64.4			
Permskaya GRES	100.0	100.0	Votkinskaya GES	59.8	74.2
Serovskaya GRES	49.0	65.3	Vyatskaya power heat company	48.2	64.0
Sverdlovskaya generating company	100.0	100.0	Wholesale generating company-1	100.0	100.0
Territorial generating company-10	100.0	100.0	Yayvinskaya GRES	49.0	64.4
Territorial generating company-9	100.0	100.0	Yuzhnouralskaya GRES	49.0	68.8
Middle Volga					
Cheboksarskaya GES	100.0	100.0	Mordovskaya generating company	53.1	53.1
Chuvashskaya generating company	100.0	100.0	Penzenskaya generating company	49.0	60.2
Dzerzhinskaya TETS	49.0	100.0	Saratovskaya GES	100.0	100.0
Mariyskaya regional generating company	64.4	70.1	Territorial generating company-5	100.0	100.0
			Zhigulevskaya GES	85.0	88.1

Transmission companies

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Belgorodskaya transmission grid company	49.0	65.3	Kaluzhskaya transmission company	52.3	52.3
			Transmission grid company (Mosenergo)	50.9	50.9
Bryanskaya transmission company	49.0	49.0			
CDU	100.0	100.0	System operator-CDU UES	100.0	100.0
FGC UES	100.0	100.0	Tomskie transmission grids	52.0	59.9

Distribution companies

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Center					
Belgorodenergo	49.0	65.3	Moskovskaya city power grid company	50.9	50.9
Belgorodskaya power grid company	46.5	76.9			
Center and North Caucasus Interregional distribution grid company	100.0	100.0	Moskovskaya heat grid company	50.9	50.9
			Moskovskaya oblastnaya power grid company	50.9	50.9
Kalugaenergo	52.3	52.3			

(in millions of Russian Roubles)

Note 5: Principal subsidiaries (continued)

Distribution companies (continued)

Name	Ownership %	Voting %	Name	Ownership %	Voting %
North West					
North West Interregional distribution grid company	100.0	100.0	Novgorodenergo	49.0	62.9
Siberia					
Tomskaya distribution company	52.0	59.9			
South					
Stavropolenergo	55.1	71.9			
Ural					
Ural and Volga Interregional distribution grid company	100.0	100.0			
Middle Volga					
Mordovskaya heat grid company	53.1	53.1			

Retailing companies

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Center					
Astrakhanskaya energy retail company	48.7	48.7	Orlovskaya retail company	49.0	60.4
			Ryazanskaya energy retail company	49.0	49.0
Belgorodskaya retail company	49.0	65.3	Smolenskenergosbyt	49.9	60.5
Bryanskaya retail company	49.0	65.2	Tambovskaya energy retail company	49.0	56.0
Ivanovskaya energy retail company	49.7	56.6	Tulskaya retail company	49.0	49.0
Kaluzhskaya retail company	52.3	52.3	Tverskaya energy retail company	49.0	65.3
Kostromskaya retail company	49.0	65.3	Vladimirskaya energy retail company	49.0	49.0
Kurskenergosbyt	49.0	59.4	Volgogradenergosbyt	49.3	61.6
Lipetskaya energy retail company	49.0	49.0	Voronezhskaya energy retail company	49.0	65.4
Mosenergosbyt	50.9	50.9			
Nizhegorodskaya retail company	49.0	100.0	Yaroslavskaya retail company	47.8	60.3
North West					
Arkhangelskaya retail company	49.0	59.1	Novgorodskaya energy retail company	49.0	62.9
Karelskaya energy retail company	100.0	100.0			
Siberia					
Tomskaya energy retail company	52.0	59.9			
South					
Energosbyt Rostovenergo	48.4	62.8	Stavropolenergosbyt	55.1	71.9
Ural					
Chelyabenergosbyt	49.0	58.1	Permskaya energy retail company	49.0	64.4
Ekaterinburgskaya power grid company	44.6	91.0	Sverdlovenergosbyt	49.0	65.3
			Udmurtskaya energy retail company	49.0	49.0
Kirovenergosbyt	48.2	64.0			

(in millions of Russian Roubles)

Note 5: Principal subsidiaries (continued)

Retailing companies (continued)

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Middle Volga					
Chuvashskaya energy retail company	100.0	100.0	Mordovskaya energy retail company	53.1	53.1
Marienergosbyt	64.4	70.1	Penzenskaya energy retail company	49.0	60.2

Energo companies

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Center					
Astrakhanenergo	48.7	48.7	Smolenskenergo	49.9	49.9
Bryanskenergo	49.0	49.0	Tambovenergo	49.0	56.0
Ivenergo	49.7	56.6	Tulenergo	49.0	49.0
Kostromaenergo	49.0	65.3	Tverenergo	49.0	65.3
Kurskenergo	49.0	59.5	Vladimirenergo	49.0	49.0
Lipetskenergo	49.0	49.0	Volgogradenergo	49.3	49.3
Nizhnovenergo	49.0	62.3	Vologdaenergo	49.0	49.0
Orelenergo	49.0	60.4	Voronezhenergo	49.0	65.4
Ryazanenergo	49.0	49.0	Yarenergo	47.8	60.3
East					
Amurenergo	50.6	57.8	LuTEK	56.3	56.3
Dalenergo	49.0	65.3	Magadanenergo	49.0	64.4
Kamchatskenergo	49.0	49.0	Sakhaenergo	47.9	100.0
Khabarovskenergo	48.5	60.2	Sakhalinenergo	49.0	49.0
Kolymaenergo	83.7	83.7	Yakutskenergo	47.9	56.3
North West					
Arkhenergo	49.0	59.1	Lenenergo	54.0	57.4
Karelenergo	100.0	100.0	Pskovenergo	49.0	49.0
Kolenergo	49.3	65.5	Yantarenergo	100.0	100.0
Komienergo	50.1	50.3			
Siberia					
Altayenergo	54.7	72.2	Kuzbassenergo	49.0	49.0
Buryatenergo	46.8	46.8	Omskenergo	49.0	60.4
Chitaenergo	49.0	49.0	Taymyrenergo	100.0	100.0
Khakasenergo	100.0	100.0	Tyvaenergo	51.2	99.0
Krasnoyarskenergo	51.8	66.3			
South					
Dagenergo	51.3	51.3	Nurenergo	100.0	100.0
Kabbalkenergo	65.3	65.3	Rostovenergo	48.4	62.8
Kalmenergo	96.4	96.4	Sevkavkazenergo	49.0	49.0
Karachaevo-Cherkesskenergo	100.0	100.0	Sulakenergo	99.2	99.1
Kubanenergo	49.0	49.0			
Ural					
Chelyabenergo	49.0	58.1	Sverdlovenergo	49.0	65.3
Kirovenergo	48.2	64.0	Tyumenenergo	100.0	100.0
Orenburgenergo	100.0	100.0	Udmurtenergo	49.0	55.4
Permenergo	49.0	49.0			

(in millions of Russian Roubles)

Note 5: Principal subsidiaries (continued)

Energo companies (continued)

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Middle Volga					
Chuvashenergo	100.0	100.0	Samaraenergo	48.3	48.3
Marienergo	64.4	70.1	Saratovenergo	49.0	64.0
Mordovenergo	53.1	53.1	Ulyanovskenergo	49.0	49.0
Penzaenergo	49.0	49.0			

Others

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Centre of settlement optimisation UES	100.0	100.0	Engineering centre UES	100.0	100.0
			Inter RAO UES	60.0	60.0
Energy centre	75.0	75.0	Media-Holding REN TV	70.0	70.0

Foreign companies

Name	Ownership, %	Voting, %	Country
RAO Nordic Oy	60.0	100.0	Finland
Interenergo B. V.	40.2	67.0	Netherlands
MEK	54.0	100.0	Armenia
Silk Road Holdings B.V.	60.0	100.0	Netherlands
Gardabani Holdings B.V.	60.0	100.0	Netherlands
ES Georgia Holdings B.V.	60.0	100.0	Netherlands
Telasi	45.0	75.0	Georgia
Mtkvari	60.0	100.0	Georgia
Sangutdinskaya GES-1	75.0	75.0	Tajikistan

The Group also controls Centre for Assistance in Restructuring the Electricity Sector, a non-commercial partnership.

Differences between ownership interest and voting interest normally represent the effect of preference shares. Primarily RAO UES does not hold any preference shares of its subsidiaries. Such preference shares do not have any voting rights, unless dividends have not been declared fully at the Annual shareholders' meeting.

Changes in the list of principal subsidiaries during the six months ended 30 June 2005, mainly resulted from Group restructuring as described in Note 1.

In March 2005, RAO Nordic Oy, a Group entity, acquired 51 percent of the shares of ZAO Moldavskaya GRES (Republic of Moldova, Pridnestrovski region). The total consideration paid in cash was RR 1,400 million (US$ 50 million). The acquired subsidiary contributed revenue of RR 593 million and net loss of RR 82 million to the Group for the period from the date of acquisition to 30 June 2005. If the acquisition had occurred on 1 January 2005, Group revenue would have been RR 391,703 million, and profit before allocation would have been RR 10,777 million.

(in millions of Russian Roubles)

Note 5: Principal subsidiaries (continued)

The provisional fair value of assets and liabilities arising from the acquisition are as follows:

Property, plant and equipment	2,403
Other non-current assets	1,543
Accounts receivable and prepayments	238
Inventories	416
Cash and cash equivalents	19
Non-current debt	(962)
Current debt and current portion of non-current debt	(57)
Accounts payable and accrued charges	(560)
Fair value of net assets acquired	**3,040**
Less: Minority interest	(2,110)
Fair value of acquired interest in net assets of entity	**930**
Goodwill arising from the acquisition	470
Total purchase consideration	**1,400**
Less: cash and cash equivalents in entity acquired	(19)
Cash outflow on the acquisition	**1,381**

In June 2005, Interenergo B.V., a Group entity, obtained control over 100 percent of the shares of ZAO Electricheskie Seti Armenii (Republic of Armenia). The total consideration paid in cash was RR 2,089 million (US$ 73 million). If the acquisition had occurred on 1 January 2005, Group revenue would have been RR 393,419 million, and profit before allocation would have been RR 10,814 million.

The provisional fair value of assets and liabilities arising from the acquisition are as follows:

Property, plant and equipment	4,163
Other non-current assets	17
Accounts receivable and prepayments	614
Other current assets	28
Inventories	143
Cash and cash equivalents	5
Non-current debt	(45)
Current debt and current portion of non-current debt	(249)
Accounts payable and accrued charges	(563)
Fair value of net assets acquired	**4,113**
Less: Minority interest	(2,460)
Fair value of acquired interest in net assets of entity	**1,653**
Goodwill arising from the acquisition	436
Total purchase consideration	**2,089**
Less: cash and cash equivalents in entity acquired	(5)
Cash outflow on the acquisition	**2,084**

Goodwill arising on both acquisitions is attributable to the expected synergies and is included within Other non-current assets (see Note 10). Neither ZAO Moldavskaya GRES nor ZAO Electricheskie Seti Armenii prepared any IFRS financial statements prior to the acquisition. Therefore it was impracticable to disclose the carrying amounts of acquiree's assets and liabilities determined in accordance with IFRS, immediately before the acquisition.

Note 6: Segment information

During the six months ended 30 June 2005 the Group underwent significant restructuring, which affected identification of its primary reporting segments. It is not practicable to restate the comparative segment information for the previous period due to the nature of the accounting records maintained by the Group in relation to the newly established entities that formed subdivisions prior to restructuring. The primary reporting segments for the current period are presented on the previous and the new basis of the segment identification.

A significant portion of the restructuring occurred on 1 April 2005. As there is no management report available on the new basis for the period before the restructuring, the significant income and expenses for that period were allocated on actual basis with the exception of the wages, repair and maintenance, taxes other than income tax and other expenses. These expenses were extrapolated using the actual expenses for the period from restructuring to the end of the interim period in the view that the operations remain similar in size and nature throughout the interim period.

Primary reporting segments on the previous basis. The Group was organised into four main business segments:

- ***"Hydro and thermal generating stations segment"*** consisted of entities that produced and sold electricity to energos through FOREM, at tariffs set by the FST;
- ***"Transmission segment"*** this segment principally comprised RAO UES, FGC and SO-CDU, which maintained and operated the high voltage electricity transmission grid and performed electricity dispatch functions. Transmission fees are set by the FST;
- ***"Energos segment"*** consisted of regional electricity and heat generation and distribution. The majority of electricity generated by energos was sold within the regions in which the energo operates at tariffs set by RSTs. Certain energos had surplus generation and sold electricity via FOREM. Tariffs in FOREM are set by FST;
- ***"Unallocated"*** consisted of numerous insignificant segments including construction, export sales and foreign companies of the Group.

Primary reporting segments on the new basis. In the frame of restructuring, the Group is organised into six main business segments:

- ***"Generation segment"*** consists of companies responsible for electricity and heat generation. Heat is sold within the regions in which the companies operate at tariffs set by RSTs. Electricity is sold within the regions and through FOREM based on tariffs set by RSTs and FST. The majority of electricity sales are within the Group. In prior periods the segment information was included into the "Energos segment" and "Hydro and thermal generating stations segment";
- ***"Transmission segment"*** this segment principally comprises RAO UES, FGC and SO-CDU, which maintain and operate the high voltage electricity transmission grid and perform electricity dispatch functions. Transmission fees are set by the FST;
- ***"Distribution segment"*** consists of companies, which are responsible for the delivery of electricity through the low voltage distribution grids at tariffs set by RSTs. The majority of the distribution fees is charged by the distribution segment to the retail segment. In prior periods the segment information was included into the "Energos segment";
- ***"Retailing segment"*** consists of companies, which responsible for sale of electricity to the customers at tariffs set by RSTs. In prior periods the segment information was included into the "Energos segment". The cost of sales of the retailing segment includes power purchased from the generation segment, the transmission fees charged by the transmission segment (where applicable) and the distribution fees charged by the distribution segment;
- ***"Energos segment"*** consists of companies, which have not begun or are in the process of restructuring and responsible for the generation, distribution and sale of heat and electricity. In future periods, in the process of restructuring, size of this segment will be reducing in favour of other segments. Energos which have completed their restructuring process and performed only one type of activity during the six months ended 30 June 2005, have been included in the respective segments;
- ***"Unallocated"*** consists of numerous insignificant segments including construction, repair, export sales and foreign companies of the Group.

(in millions of Russian Roubles)

Note 6: Segment information (continued)

New basis

Six months ended 30 June 2005

	Generation	Transmission	Distribution	Retailing	Energos	Unallocated	Consolidation adjustments	Total
Third parties	70,685	2,973	2,206	132,622	168,107	14,517	-	**391,110**
Inter-segment	87,447	28,823	15,366	17,490	19,724	7,175	(176,025)	-
Total revenues	**158,132**	**31,796**	**17,572**	**150,112**	**187,831**	**21,692**	**(176,025)**	**391,110**
Segment operating profit/(loss)	**11,045**	**17,367**	**3,302**	**(730)**	**8,898**	**1,918**	**(422)**	**41,378**
Finance costs - net								**(8,131)**
Share of loss of associates	-	-	-	-	(58)	-	-	**(58)**
Profit before profit tax								**33,189**
Total profit tax charge								**(16,813)**
Profit for the period								**16,376**
Capital expenditures	17,704	8,355	3,482	356	15,060	2,280	-	**47,237**
Depreciation (including property, plant and equipment impairment)	11,325	5,036	2,771	176	13,549	682	-	**33,539**
Doubtful debtors expense / (reversal of expense)	1,897	254	(44)	2,140	2,337	(568)	-	**6,016**

(in millions of Russian Roubles)

Note 6: Segment information (continued)

Previous basis

Six months ended 30 June 2005

	Hydro and thermal generating stations	Transmission	Energos	Unallocated	Consolidation adjustments	Total
Third parties	12,963	3,325	362,037	12,785	-	**391,110**
Inter-segment	31,037	28,400	7,371	4,397	(71,205)	-
Total revenues	**44,000**	**31,725**	**369,408**	**17,182**	**(71,205)**	**391,110**
Segment operating profit/(loss)	**3,435**	**17,759**	**19,680**	**766**	**(262)**	**41,378**
Finance costs – net						**(8,131)**
Share of loss of associates	-	-	(58)	-	-	**(58)**
Profit before profit tax						**33,189**
Total profit tax charge						**(16,813)**
Profit for the period						**16,376**
Capital expenditures	13,185	8,352	23,129	2,571	-	**47,237**
Depreciation (including property, plant and equipment impairment)	4,460	4,709	23,590	780	-	**33,539**
Doubtful debtors expense / (reversal of expense)	51	254	6,287	(576)	-	**6,016**

(in millions of Russian Roubles)

Note 6: Segment information (continued)

Six months ended 30 June 2004

	Hydro and thermal generating stations	Transmission	Energos	Unallocated	Consolidation adjustments	Total
Third parties	11,044	2,376	318,012	11,296	-	**342,728**
Inter-segment	25,309	25,319	7,293	6,461	(64,382)	-
Total revenues	**36,353**	**27,695**	**325,305**	**17,757**	**(64,382)**	**342,728**
Segment operating profit/(loss)	**4,542**	**15,908**	**25,389**	**(3,992)**	**-**	**41,847**
Finance costs – net						**(5,697)**
Share of loss of associates	-	-	(164)	-	-	**(164)**
Profit before profit tax						**35,986**
Total profit tax charge						**(13,782)**
Profit for the period						**22,204**
Capital expenditures	7,587	6,492	17,980	1,397	-	**33,456**
Depreciation (including property, plant and equipment impairment)	3,199	4,240	22,357	3,778	-	**33,574**
Doubtful debtors expense	417	2	1,832	1,198	-	**3,449**

New basis

As at 30 June 2005

	Generation	Transmission	Distribution	Retailimg	Energos	Unallocated	Consolidation adjustments	Total
Segment assets	371,433	164,057	72,971	24,067	488,786	60,051	-	**1,181,365**
Associates	-	-	-	-	972	-	-	**972**
Total assets	**371,433**	**164,057**	**72,971**	**24,067**	**489,758**	**60,051**	**-**	**1,182,337**
Segment liabilities	89,766	18,289	13,377	15,936	150,729	29,714	-	**317,811**
Total liabilities	**89,766**	**18,289**	**13,377**	**15,936**	**150,729**	**29,714**	**-**	**317,811**

(in millions of Russian Roubles)

Note 6: Segment information (continued)

Previous basis

As at 30 June 2005

	Hydro and thermal generating stations	Transmission	Energos	Unallocated companies	Consolidation adjustments	Total
Segment assets	181,663	158,929	767,419	73,354	-	**1,181,365**
Associates	-	-	972	-	-	972
Total assets	**181,663**	**158,929**	**768,391**	**73,354**	-	**1,182,337**
Segment liabilities	41,825	17,429	228,783	29,774	-	**317,811**
Total liabilities	**41,825**	**17,429**	**228,783**	**29,774**	-	**317,811**

As at 31 December 2004

	Hydro and thermal generating stations	Transmission	Energos	Unallocated	Consolidation adjustments	Total
Segment assets	163,787	153,095	736,411	72,675	-	**1,125,968**
Associates	-	-	1,030	-	-	**1,030**
Total assets	163,787	153,095	737,441	72,675	-	**1,126,998**
Segment liabilities	42,039	19,072	200,402	24,201	-	**285,714**
Total liabilities	**42,039**	**19,072**	**200,402**	**24,201**	-	**285,714**

(in millions of Russian Roubles)

Note 6: Segment information (continued)

Secondary reporting segments - geographical segments. The Group operates in seven geographical areas within the Russian Federation. These geographical areas correspond to the regions established for the purpose of system operation. Group entities have been aggregated within these geographical areas based on the area where their assets are located, with the exception of the Transmission segment. The transmission grid, owned by RAO UES and FGC, is located throughout the territory of the Russian Federation, but is recorded in the books of these enterprises without details of geographic location. Accordingly, it is not practicable to split these assets on a geographical basis. The newly restructured Energos related to the transmission segment are split by geographical regions. The Group's assets generate revenues primarily within the geographical region where they are located.

	Revenue		Total assets		Capital expenditures	
	Six months ended 30 June 2005	Six months ended 30 June 2004	As at 30 June 2005	As at 31 December 2004	Six months ended 30 June 2005	Six months ended 30 June 2004
Transmission Segment	31,725	27,695	161,674	153,095	8,352	6,492
Centre	132,002	108,881	414,844	402,814	8,546	6,585
North-West	43,302	39,267	111,539	95,604	8,190	4,205
Ural	83,931	76,475	189,753	182,473	5,148	3,030
Siberia	45,687	41,324	134,186	129,237	4,662	3,385
Volga	33,804	28,465	64,664	60,693	2,622	1,232
Far-East	31,471	28,522	125,958	113,783	4,668	3,873
South	27,303	24,260	72,711	70,274	3,039	3,498
	429,225	**374,889**	**1,275,329**	**1,207,973**	**45,227**	**32,300**
Unallocated assets	16,532	15,726	348,916	267,630	2,010	1,156
Consolidation adjustments	(54,647)	(47,887)	(441,908)	(348,605)	-	-
Total	**391,110**	**342,728**	**1,182,337**	**1,126,998**	**47,237**	**33,456**

Note 7: Related parties

Associates. The following transactions were carried out with associates; the majority of which are based on tariffs set by FST and RSTs:

	Six months ended 30 June 2005	Six months ended 30 June 2004
Electricity and heating revenues	2,047	1,865

For outstanding balance of associates please refer Note 12.

In 2004, the Group issued a loan to an associate of the Group, OAO Rossiskiye kommunalniye sistemy (RKS), for the amount of RR 493 million bearing interest of 13 percent per annum. The loan is to be repaid in 2006. As of 30 June 2005 the outstanding recoverable balance of RR 493 million is included within other current assets.

State-controlled entities. In the normal course of business the Group enters into transactions with other entities under Government control. Prices for natural gas, electricity and heat are based on tariffs set by FST and RST. Bank loans are provided on the basis of market rates. Taxes are accrued and settled in accordance with Russian tax legislation.

(in millions of Russian Roubles)

Note 7: Related parties (continued)

The Group had the following significant transactions and balances with state-controlled entities:

	Six months ended 30 June 2005	Six months ended 30 June 2004
Electricity and heating revenues	135,942	117,326
Fuel expenses	65,950	56,352
Purchased power expenses	33,985	30,428
Interest expense	987	642

	30 June 2005	31 December 2004
Accounts receivable and prepayments	40,500	41,589
Accounts payable and accrued charges	21,819	22,349
Non-current and current debt	31,549	34,580

Tax balances are disclosed in Notes 12 and 20. Tax transactions are disclosed in the statement of operations.

During the six months ended 30 June 2005 the Federal government of the Russian Federation and regional governments gave financial assistance to RAO UES Group entities equal to RR 1,664 million (six months ended 30 June 2004: RR 2,266 million). The assistance in respect of these periods has been recorded as electricity revenue in the statement of operations.

Directors' compensation. Compensation is paid to members of the Management Board of RAO UES for their services in full time management positions. The compensation is made up of a contractual salary, non-cash benefits, and a performance bonus depending on results for the period according to Russian statutory financial statements. The compensation is approved by the Board of Directors. Discretionary bonuses are also payable to members of the Management Board, which are approved by the Chairman of the Managing Board according to his perception of the value of their contribution.

Fees, compensation or allowances to the members of the Board of Directors for their services in that capacity and for attending Board meetings are paid depending on results for the year. Under the Russian legislation, fees, compensation or allowances to the members of the Board of Directors, being government employees, are paid to the state.

Key management received the following remuneration during the six months 2005 and 2004:

	Six months ended 30 June 2005	Six months ended 30 June 2004
Salaries and bonuses	130	329
Severance benefits	17	-
Other	21	20
Total	**168**	**349**

Employee share option plan. In June 2004, the Board of Directors approved a Share Option Plan for the employees of RAO UES (hereinafter – the Plan).

The Plan provides for the granting of share options to the members of the Management Board and other key employees of RAO UES (hereinafter – the Plan participants).

The Plan participants shall be rewarded for their work in RAO UES over the period of 3 years, starting from 25 June 2004.

In February 2005, the Board of Directors of RAO UES approved a number of changes relating to the list of Plan participants and to the number of shares allocated under the Plan. Key employees from certain Group entities were

(in millions of Russian Roubles)

Note 7: Related parties (continued)

A total of up to 418,657,600 ordinary shares (or about one per cent of the issued ordinary shares of RAO UES) may be allocated under the Plan. 213,671,372 shares are allocated for granting share options to the members of the Management Board, the remainder to the other key employees of RAO UES.

Ordinary shares ultimately allocated under the Plan are allocated from treasury shares purchased by the Group for that purpose on the open market by a special-purpose entity, which is controlled by the Group. The treasury shares held for the purpose of the Plan will have no voting rights, unless otherwise decided by the Board of Directors.

In the event that the restructuring of RAO UES is completed prior to the exercise date of the share options, the Plan participants will be entitled to purchase successor shares or other securities, distributed among the RAO UES shareholders.

The number of shares which the Plan participants may purchase as part of implementation of the Plan, in the event that the Plan participant has terminated their employment with the Group entity before 25 June 2007, will be calculated proportionally based on the number of days worked prior to terminating the employment. In case of breaching certain defined provisions of the labour agreement and termination of employment at the initiative of the Group entity, the Plan participants will lose their right to purchase the shares.

The exercise price of the share option is USD 0.2934 per share, which is the weighted average price of the shares of RAO UES on RTS over the period of 25 June 2003 through 24 June 2004. For Plan participants who joined Group entities after 25 June 2004, the exercise price of the share option is the weighted average price of the shares of RAO UES on RTS one year before the date of the labour agreement. In addition to the exercise price, the Plan participants, who exercise their options, must reimburse part of the interest expenses paid on borrowings, which can be attracted for the purpose of purchases of the shares.

One of the vesting terms of the share options is prepayment by the members of the Management Board (in the amount of 10 percent of the share option agreement) and by other key employees (in the amount of 0.2 percent of the share option agreement). In the event that realization of the share option lapses, the prepayment will be returned to the Plan participant in full.

The Plan participant can exercise the share option at any time over the period of 25 June 2007 through 25 January 2008.

In 2004, the Group issued to the members of the Management Board non-interest bearing loans, which should be used by individuals to make prepayments under the share option agreements. The loans are issued for a period of 5 years. As of 30 June 2005 the amount of loans issued to employees accounted for RR 155 million.

At 30 June 2005, in the course of the Plan implementation the Group purchased 418,657,600 treasury shares. Their purchase cost was RR 3,571 million (see Note 14).

As at 31 December 2004, the number of outstanding share options was 365,365,878. The Group granted 16,070,707 options during the six months of 2005. As at 30 June 2005, 381,436,585 options were outstanding.

The fair value of services received in return for share options granted to employees is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on Black-Scholes model.

Share price	0.2770 USD
Exercise price	0.2934 USD
Expected volatility	31.00%
Option life	1,095 days
Risk-free interest rate	3.16%
Fair value of option at measurement date	**0.0690 USD**

(in millions of Russian Roubles)

Note 7: Related parties (continued)

The measure of volatility used in option pricing model is the annualised standard deviation of the continuously compounded rates of return on the share over a period of time. To determine volatility we used the historical volatility of the share price over the most recent period (one year before grant date). The range of exercise prices for share options outstanding as at 30 June 2005 lies between USD 0.2827 per share and USD 0.2934 per share.

During the six months ended 30 June 2005, the Group recognised an expense of RR 164 million related to the fair value of the option.

Note 8: Property, plant and equipment

Appraised value or cost

	Electricity and heat generation	Electricity transmission	Electricity distribution	Heating networks	Construction in progress	Other	Total
Opening balance as at 31 December 2004	767,904	267,760	720,491	135,748	191,866	251,749	2,335,518
Additions through acquisition of subsidiaries	2,253	-	4,210	-	103	-	6,566
Additions	1,581	673	213	493	41,289	2,988	47,237
Transfers	8,729	1,697	5,077	1,279	(19,165)	2,383	-
Disposals	(1,709)	(86)	(1,732)	(278)	(3,890)	(2,654)	(10,349)
Closing balance as at 30 June 2005	778,758	270,044	728,259	137,242	210,203	254,466	2,378,972
Accumulated depreciation (including impairment)							
Opening balance as at 31 December 2004	(472,984)	(150,576)	(512,254)	(97,167)	(23,294)	(186,362)	(1,442,637)
Charge for the period	(8,510)	(5,027)	(8,106)	(2,102)	-	(9,794)	(33,539)
Transfers	-	-	-	-	(9)	9	-
Disposals	1,374	85	886	235	652	2,091	5,323
Closing balance as at 30 June 2005	(480,120)	(155,518)	(519,474)	(99,034)	(22,651)	(194,056)	(1,470,853)
Net book value as at 30 June 2005	298,638	114,526	208,785	38,208	187,552	60,410	908,119
Net book value as at 31 December 2004	294,920	117,184	208,237	38,581	168,572	65,387	892,881

Appraised value or cost

	Electricity and heat generation	Electricity transmission	Electricity distribution	Heating networks	Construction in progress	Other	Total
Opening balance as at 31 December 2003	750,577	231,671	709,576	131,059	205,590	242,418	2,270,891
Additions	1,378	711	510	30	29,075	1,752	33,456
Transfers	10,205	9,286	5,388	1,326	(31,677)	5,472	-
Disposals	(2,716)	(58)	(1,846)	(582)	(2,303)	(4,214)	(11,719)
Closing balance as at 30 June 2004	759,444	241,610	713,628	131,833	200,685	245,428	2,292,628

(in millions of Russian Roubles)

Note 8: Property, plant and equipment (continued)

Accumulated depreciation (including impairment)							
Opening balance as at 31 December 2003	(464,075)	(131,953)	(506,686)	(94,965)	(25,595)	(175,438)	(1,398,712)
Charge for the period	(8,120)	(4,301)	(7,600)	(2,295)	-	(8,661)	(30,977)
Impairment charge	(216)	(629)	-	-	(1,721)	(31)	(2,597)
Transfers	(1,277)	(242)	(171)	(114)	2,505	(701)	-
Disposals	1,501	73	1,572	584	84	3,485	7,299
Closing balance as at 30 June 2004	(472,187)	(137,052)	(512,885)	(96,790)	(24,727)	(181,346)	(1,424,987)
Net book value as at 30 June 2004	287,257	104,558	200,743	35,043	175,958	64,082	867,641
Net book value as at 31 December 2003	286,502	99,718	202,890	36,094	179,995	66,980	872,179

Construction in progress represents the carrying amount of property, plant and equipment that has not yet been put into operation, including generating stations under construction.

Depreciation is charged once an asset is available for service.

Other property, plant and equipment include motor vehicles, computer equipment, office fixtures and other equipment.

The assets transferred to the Group upon privatisation did not include the land on which the Group's buildings and facilities are situated. The Group has the option to purchase this land upon application to the state registrator body or to formalise the right for rent. According to Russian legislation expiry date to this option is 1 January 2006. As at 30 June 2005, the majority of the Group's companies have not filed any application to exercise the purchase option.

A portion of property, plant and equipment additions has been settled through mutual settlement, barter and other non-cash transactions. Non-cash transactions in respect of property, plant and equipment are:

	Six months ended 30 June 2005	**Six months ended 30 June 2004**
Non-cash acquisitions	3,664	3,741
Non-cash proceeds from the sale of property, plant and equipment	1,447	580

Impairment. For the six months ended 30 June 2005, management assessed the adequacy of the existing impairment provision and concluded that an additional impairment charge is not required. In the six months ended 30 June 2004 an impairment provision of RR 2,597 million was recognised in respect of certain fixed assets and construction in progress.

Management has used various assumptions in the calculation of the recoverable value of property, plant and equipment. Variations in these assumptions may give rise to a significantly different amount for the impairment provision. In management's opinion, the existing provision represents the best estimate of the impact of impairment as a result of the current economic conditions in the Russian Federation.

(in millions of Russian Roubles)

Note 9: Investments in associates

The Group has investments in the following associated enterprises, both of which are incorporated and operate in the Russian Federation:

	30 June 2005		31 December 2004	
Enterprise name	% Ownership	% Voting	% Ownership	% Voting
RKS	25.0	25.0	25.0	25.0
Kurganenergo	49.0	49.0	49.0	49.0

As at 30 June 2005 and 31 December 2004 the carrying value of Group's investment in RKS is nil.

	Kurganenergo
Carrying value as at 1 January 2005	1,030
Share of loss of associates	(58)
Carrying value as at 30 June 2005	**972**

During 2004 management re-assessed the level of control that the Group had over Kurganenergo and determined that control no longer exists, and that the Group exercises significant influence over Kurganenergo. Consequently, as at 30 June 2005 the investment in Kurganenergo has been accounted for as an investment in an associate.

The following is summarised financial information, in aggregate, in respect of associates:

	30 June 2005	31 December 2004
Non-current assets	3,809	3,018
Current assets	7,179	6,025
Non-current liabilities	(803)	(511)
Current liabilities	(8,042)	(6,734)
Total equity	2,143	1,798

	Six months ended 30 June 2005	Six months ended 30 June 2004
Retained earnings at 1 January	636	1
Net profit / (loss) for the six months	246	(874)
Retained earnings at 30 June	882	(873)

	Six months ended 30 June 2005	Six months ended 30 June 2004
Revenues for the period	11,488	6,646
Total expenses for the period	(11,242)	(7,517)

(in millions of Russian Roubles)

Note 10. Other non-current assets

	30 June 2005	31 December 2004
Available-for-sale investments (carried at cost)	4,588	4,866
Available-for-sale investments (carried at fair value)	3,109	2,996
Advances to contractors	21,149	17,306
Restructured trade receivables (Net of allowance for doubtful debtors of RR 4,103 million as at 30 June 2005 and RR 4,169 million as at 31 December 2004)	2,165	2,200
Other (Net of allowance of RR 835 million as at 30 June 2005 and 865 million as at 31 December 2004)	14,112	5,193
Total	**45,123**	**32,561**

Note 11: Cash and cash equivalents

	30 June 2005	31 December 2004
Cash at bank and in hand	24,520	22,413
Cash equivalents	3,161	12,880
Foreign currency accounts	1,997	551
Total	**29,678**	**35,844**

Cash equivalents comprise short-term investments in bank promissory notes and certificates of deposit.

Note 12: Accounts receivable and prepayments

	30 June 2005	31 December 2004
Trade receivables (Net of allowance for doubtful debtors of RR 48,075 million as at 30 June 2005 and RR 36,003 million as at 31 December 2004)	60,913	44,271
Value added tax recoverable	29,689	28,940
Advances to suppliers and prepayments	21,285	13,224
Receivables from associates (Net of allowance for doubtful debtors of RR 685 million as at 30 June 2005 and nil as at 31 December 2004)	981	1,809
Other receivables (Net of allowance for doubtful debtors of RR 6,522 million as at 30 June 2005 and RR 6,491 million as at 31 December 2004)	29,349	22,998
Total	**142,217**	**111,242**

At 30 June 2005 and 31 December 2004, the above other receivables balance included RR 15,479 million and RR 7,921 million of tax prepayments, respectively, which are to be settled against future tax liabilities.

Management has determined the allowance for doubtful debtors based on specific customer identification, customer payment trends, subsequent receipts and settlements and analyses of expected future cash flows. Based on the expected collection rate, discount rates of 16-25 percent have been used in the estimate of fair value of future cash flows. The effects of discounting are reflected in the doubtful debtor allowance and expense. The management of the Group believes that Group entities will be able to realise the net receivable amount through direct collections and other non-cash settlements, and that therefore the recorded value approximates their fair value.

Certain trade receivables have been restructured and as a result are due to be realised more than one year from the balance sheet date (see Note 10). The loss on restructuring is included in doubtful debtors expense.

For the six months ended 30 June 2005 approximately 8 percent (the six months ended 30 June 2004: 6 percent) of the Group's accounts receivables were settled via non-cash settlements.

(in millions of Russian Roubles)

Note 13: Inventories

	30 June 2005	31 December 2004
Materials and supplies	26,381	24,736
Fuel production stocks	13,363	15,656
Other inventories	2,808	1,564
Total	**42,552**	**41,956**

The above inventory balances are recorded net of an obsolescence provision of RR 2,549 million and RR 2,185 million as at 30 June 2005 and 31 December 2004, respectively.

At 30 June 2005 and 31 December 2004, the inventory balance included RR 15,988 million and RR 16,502 million, respectively, of inventory pledged as collateral under loan agreements.

Note 14: Equity

Share Capital

	Number of shares issued and fully paid	30 June 2005	31 December 2004
Ordinary shares	41,041,753,984	147,439	147,439
Preference shares	2,075,149,384	7,667	7,667
Total		**155,106**	**155,106**

The authorised number of ordinary and preference shares are 47,509,289,488 and 2,075,149,384 respectively, both with a nominal value per share of 0.5 Russian Roubles. The carrying amount of share capital has been adjusted to take into account the effects of hyperinflation that existed in Russian Federation until the end of 2002.

Ordinary shares and preference shares. Preference shares have no right of conversion or redemption, but are entitled to a minimum annual dividend of 10 percent of net statutory profit. In total the preference dividend may not be less than the ordinary dividend and is not cumulative. Preference shares carry no voting rights except when dividends on preference shares have not been declared fully at the Annual Shareholders' meeting. In liquidation preference shareholders are first paid any declared unpaid dividends and then the nominal value of the shares ("liquidation value"). Following this, preference shareholders participate equally in the distribution of remaining assets with ordinary shareholders.

Increase of minority interest due to the restructuring. During the six months ended 30 June 2005 state registration of certain new entities created as a result of reorganization of subsidiaries of RAO UES was completed.

The owners of preference shares of the reorganized subsidiaries received additional preference shares of the newly created entities, since their share capital was formed from the shareholders' funds of the reorganized subsidiaries (including additional paid-in capital and retained earnings).

In accordance with the Group accounting policy (refer to Note 4) special rights of the owners of preference shares are taken into account in calculating minority interest: as the owners of preference shares have the right to the liquidation (nominal) value of their preference shares upon liquidation of the entities and also to participate in the distribution of the assets of the liquidated entities.

The increase in the total amount of preference shares in issue in Group entities and related increase of their liquidation (nominal) value resulted in the increase of minority interest. This increase is shown as "Increase of minority interest due to the restructuring" in the statement of operations for the six months ended 30 June 2005.

(in millions of Russian Roubles)

Note 14: Equity (continued)

Dividends. The annual statutory accounts of the parent company, RAO UES, form the basis for the annual profit distribution and other appropriations. The specific Russian legislation identifies the basis of distribution as the net profit for the year. For 2004, the statutory profit for the parent company, RAO UES, as reported in the published statutory reporting forms, was RR 24,069 million. However this legislation and other statutory laws and regulations dealing with the distribution rights are open to legal interpretation and, accordingly, management believes at present it would not be appropriate to disclose an amount for the distributable reserves in these Financial Statements.

A dividend was declared in 2005 in respect of the year ended 31 December 2004 of RR 0.0559 per ordinary share and RR 0.2233 per preference share.

Treasury shares. The Group periodically purchases and sells treasury shares. Treasury shares as at 30 June 2005 represent 452,228,494 (31 December 2004: 467,812,021) ordinary shares and 8,563,027 (31 December 2004: 14,968,763) preference shares.

Treasury shares

	Cost as at 31 December 2004	Purchases and disposals, net	Cost as at 30 June 2005
Ordinary shares	3,871	(178)	3,693
Preference shares	54	(36)	18
Total	**3,925**	**(214)**	**3,711**

Other reserves:

Fair value reserve for available for sale investments. In the reporting period, the Group retrospectively corrected an error relating to the accounting for certain available for sale investments, whose value declined significantly in 2002-2003. Originally, this decline in value in a total amount of RR 4,988 million was recognised in the fair value reserve. In management's view this decline should have been correctly treated as an impairment and recognised in the income statement. As a result of the correction, the fair value reserve for available for sale investments was retrospectively increased and retained earnings decreased by that amount. The correction did not have any impact on the profit or total equity of both periods presented.

Translation reserve. The translation reserve, relating to the exchange differences arising on translation of the net assets of foreign subsidiaries, at 30 June 2005 was a debit of RR 245 million (31 December 2004: a debit of RR 268 million) and is included in retained earnings and other reserves.

Note 15: Profit tax

Profit tax charge

	Six months ended 30 June 2005	Six months ended 30 June 2004
Current profit tax charge	(15,360)	(13,028)
Deferred profit tax charge	(1,453)	(754)
Total profit tax charge	**(16,813)**	**(13,782)**

During the six months ended 30 June 2005 most members of the Group were subject to profit tax rates of 24 percent on taxable profit.

In accordance with Russian tax legislation, tax losses in different Group companies may not be relieved against taxable profit of other Group companies. Accordingly, profit tax may accrue even where there is a net consolidated tax loss.

(in millions of Russian Roubles)

Note 15: Profit tax (continued)

Net profit before profit tax for financial reporting purposes is reconciled to profit tax expenses as follows:

	Six months ended 30 June 2005	Six months ended 30 June 2004
Profit before profit tax	33,189	35,986
Theoretical profit tax charge at an average statutory tax rate of 24 percent	(7,965)	(8,637)
Tax effect of items which are not deductible or assessable for taxation purposes:		
Tax interest and penalties release	253	168
Other non-deductible and non-taxable items, net	(3,783)	(4,143)
Effect of statutory revaluation on tax base	90	594
Non-recognised deferred tax assets movements	(5,005)	(1,221)
Other	(403)	(543)
Total profit tax charge	**(16,813)**	**(13,782)**

Deferred profit tax. Differences between IFRS and Russian statutory taxation regulations give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and for profit tax purposes. Deferred profit tax assets and liabilities are measured at 24 percent, the rate expected to be applicable when the assets or liabilities will reverse.

Deferred profit tax liabilities

	31 December 2004	Movement for the period recognised in Statement of operations	30 June 2005
Trade receivables	(6,151)	2,572	(3,579)
Property, plant and equipment	63,383	(1,710)	61,673
Accounts payable	2,368	(699)	1,669
Inventories	(408)	(16)	(424)
Losses carried forward	(631)	27	(604)
Other	(2,470)	409	(2,061)
Total	**56,091**	**583**	**56,674**

Deferred profit tax assets

	31 December 2004	Movement for the period recognised in Statement of operations	30 June 2005
Trade receivables	2,123	3,976	6,099
Property, plant and equipment	10,076	(232)	9,844
Accounts payable	(518)	217	(301)
Inventories	106	82	188
Losses carried forward	505	190	695
Other	339	(98)	241
Deferred profit tax assets	12,631	4,135	16,766
Less: non-recognised deferred tax assets	(6,694)	(5,005)	(11,699)
Total	**5,937**	**(870)**	**5,067**

(in millions of Russian Roubles)

Note 15: Profit tax (continued)

As at 30 June 2005 and 31 December 2004 the Group has not recognized a deferred tax liability in respect of temporary differences associated with investments in subsidiaries that may crystallise depending on how the RAO UES restructuring is effected as the Group is able to control the timing of the reversal of these temporary differences and does not intend to reverse them in the foreseeable future. Deferred tax liability in respect of these temporary differences can vary from zero to RR 104 billion depending on the manner of RAO UES restructuring.

The Group did not recognise deferred tax assets in the amount RR 11,699 million because it is not probable that future taxable profit will be available against which the Group can utilize benefits therefrom.

Tax losses can be carried forward for a maximum of 10 years.

Note 16: Non-current debt

	Currency	Effective interest rate	Due	30 June 2005	31 December 2004
Central and regional government loans	US$	LIBOR + 3%	2005 and thereafter	2,864	2,772
Central and regional government loans	RR	2.0% - 4.0%	2005 and thereafter	212	419
Bonds issued by subsidiaries	RR	8.25% -18.0%	2005-2010	16,278	9,359
Bonds issued by RAO HO	RR	15.0%	2005	3,000	3,000
Bank debt from foreign banks	Euro	EURIBOR+4.1%	2005	-	616
Bank debt from foreign banks	Euro	EURIBOR+4.25%	2006-2010	1,105	1,361
Bank debt from foreign banks	US$	8.25%	2006-2010	1,434	-
Bank debt from foreign banks	US$	LIBOR + 3.3%	2005	1,106	1,260
Bank debt from foreign banks	US$	LIBOR + 2.0%	2005	725	780
Bank debt from Russian banks	RR	8.5% - 15.0%	2005-2010	7,360	4,467
Bank debt from Russian banks	US$	LIBOR + 6.2%	2006	1,290	1,249
Other long-term debt				3,694	2,142
Total non-current debt				39,068	27,425
Less: current portion of non-current debt				(10,318)	(7,378)
Total				**28,750**	**20,047**

Maturity table

	30 June 2005	31 December 2004
Due for repayment		
Between one and two years	7,400	4,163
Between two and three years	7,368	11,020
Between three and four years	2,062	1,847
Between four and five years	8,755	1,233
After five years	3,165	1,784
Total	**28,750**	**20,047**

Except as otherwise noted, the majority of the above bank debt is obtained at fixed interest rates.

(in millions of Russian Roubles)

Note 16: Non-current debt (continued)

The effective interest rate is the market interest rate applicable to the loan at the date of origination for fixed rate loans and the current market rate for floating rate loans.

The Group has not entered into any hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

At the balance sheet date, the estimated fair value of total non-current debt (including the current portion) was RR 38,072 million (31 December 2004: RR 27,652 million), which is estimated by discounting the future contractual cash flows at the estimated current market interest rates available to the Group for similar financial instruments.

Note 17: Other non-current liabilities

	30 June 2005	31 December 2004
Taxes payable	9,608	12,010
Trade payables	741	720
Other	8,391	6,062
Total other non-current liabilities	18,740	18,792
Less: current portion of restructured liabilities	(1,795)	(1,757)
Total	**16,945**	**17,035**

In accordance with Government Resolution No. 1002 dated 3 September 1999, the majority of Group entities have restructured taxes including fines and interest to be repaid over a period of up to 10 years. Non-adherence to certain payment schedules could result in the gross amount of taxes payable including fines and interest becoming due on demand. Additionally, a number of Group entities have restructured trade payables to be repaid over a period of up to five years. Based on the contractual dates of repayment, discount rate of 21-24 percent has been used in the estimate of the fair value of these liabilities at the date of restructuring.

The maturity profile is as follows:

Maturity table	30 June 2005	31 December 2004
Due for repayment		
Between one and two years	1,609	2,430
Between two and five years	6,506	6,553
After five years	8,830	8,052
Total	**16,945**	**17,035**

Note 18: Current debt and current portion of non-current debt

	Effective interest rate	30 June 2005	31 December 2004
Current debt	7.0% - 15.0%	58,972	58,571
Current portion of non-current debt		10,318	7,378
Total		**69,290**	**65,949**

(in millions of Russian Roubles)

Note 19: Accounts payable and accrued charges

	30 June 2005	31 December 2004
Trade payables	49,462	44,898
Accrued liabilities and other creditors	37,838	36,018
Bills of exchange payable	862	747
Dividends payable	4,872	1,898
Current portion of trade payables and other creditors restructured to long-term	403	304
Total	**93,437**	**83,865**

For the six months ended 30 June 2005, approximately 12 percent (the six months ended 30 June 2004: 10 percent) of the Group's accounts payable and accrued charges were settled via non-cash settlements.

Restructured trade payables which are payable more than one year from the balance sheet date are reflected within other non-current liabilities as described in Note 17. The effect of restructuring the trade payables is included in Note 22.

Note 20: Taxes payable

	30 June 2005	31 December 2004
Value added tax	25,563	21,608
Fines and interest	10,617	8,217
Profit tax	4,847	4,715
Property tax	2,317	1,461
Employee taxes	2,481	2,294
Other taxes	5,498	2,979
Current portion of taxes restructured to long-term	1,392	1,453
Total	**52,715**	**42,727**

Included in the payable for value added tax is RR 21,758 million of deferred VAT which only becomes payable to the authorities when the underlying receivables balance is either recovered or written off (31 December 2004: RR 16,021 million).

The principal tax liabilities past due, excluding the amounts which have been restructured, accrue interest each day at one three hundredth of the current refinance rate of the Central Bank of the Russian Federation. As at 30 June 2005 and 31 December 2004 the refinance rate was 13 percent. Interest does not accrue on tax fines and interest.

Restructured taxes, including fines and interest, which are payable more than one year from the balance sheet date are reflected within other non-current liabilities as described in Note 17.

For the six months ended 30 June 2005, approximately 2 percent (the six months ended 30 June 2004: 1 percent) of the Group's taxes payable were settled via non-cash settlements.

(in millions of Russian Roubles)

Note 21: Other expenses

	Six months ended 30 June 2005	Six months ended 30 June 2004
Rent	2,615	2,519
Production services	3,439	2,272
Consulting, legal and information services	2,379	1,790
Security services	1,914	1,414
Fines and interest, other than on taxes	1,840	1,403
Bank services	1,659	1,227
Transportation services	1,575	1,267
Commission fee	1,010	437
Expenses related to restructuring process	896	587
Non-production services	886	680
Media-Holding REN-TV expenses	881	1,095
Telecommunication services	777	607
Charity expenses	761	737
Business trip expenses	548	495
Labor protection costs	518	348
Public utilities expenses	502	477
Purchased heat	471	577
Charges from Energonadzor and RSTs	432	1,130
Loss on disposal/impairment of investments	364	-
Other	15,716	13,538
Total	**39,183**	**32,600**

Note 22: Finance costs - net

	Six months ended 30 June 2005	Six months ended 30 June 2004
Interest expense (borrowings)	(4,290)	(2,846)
Interest expense (release of prior period discounting)	(3,863)	(3,565)
Foreign exchange gain	22	714
Total	**(8,131)**	**(5,697)**

The discounting of restructured payable amounts gives rise to a gain. Subsequent to its initial recognition, the discount is amortized over the period of the restructuring as an expense. Further information on the restructuring of accounts payable and taxes payable is contained in Notes 17, 19 and 20.

(in millions of Russian Roubles)

Note 23: Earnings per share

	Six months ended 30 June 2005	Six months ended 30 June 2004
Weighted average number of ordinary shares issued (thousands)	41,041,754	41,041,754
Weighted average number of preference shares issued (thousands)	2,075,149	2,075,149
Adjustment for weighted average number of treasury shares (thousands)	(471,727)	(65,907)
Weighted average number of ordinary and preference shares outstanding (thousands)	42,645,176	43,050,996
Profit attributable to the shareholders of RAO UES	10,695	15,421
Weighted average earnings per ordinary and preference share – basic and diluted (in Russian Roubles)	0.25	0.36

Taking into account the effect of the unequal dividends paid in the period (see Note 14), and based on the weighted average numbers of preference and ordinary shares outstanding, the earnings per share for the two classes of shares were as follows:

	Six months ended 30 June 2005	Six months ended 30 June 2004
Weighted average number of ordinary shares issued (thousands)	41,041,754	41,041,754
Adjustment for weighted average number of ordinary treasury shares (thousands)	(459,917)	(49,138)
Weighted average number of ordinary shares outstanding (thousands)	40,581,837	40,992,616
Weighted average number of preference shares issued (thousands)	2,075,149	2,075,149
Adjustment for weighted average number of preference treasury shares (thousands)	(11,810)	(16,769)
Weighted average number of preference shares outstanding (thousands)	2,063,339	2,058,380
Dividends paid to ordinary shares outstanding	2,269	1,923
Dividends paid to preference shares outstanding	461	470
Total dividends paid	2,730	2,393
Total profit attributable to ordinary equity holders less dividends paid	7,965	13,028
- attributable to ordinary shareholders	7,581	12,405
- attributable to preference shareholders	384	623
Total earnings attributable to the ordinary shareholders	9,850	14,328
Total earnings attributable to the preference shareholders	845	1,093
Earnings per ordinary share – basic and diluted (in Russian Roubles)	0.24	0.35
Earnings per preference share – basic and diluted (in Russian Roubles)	0.41	0.53

(in millions of Russian Roubles)

Note 24: Commitments

Sales commitments. The Group has entered into an export contract with TOO Kazenergoresource, a contract with concern Belenergo, two contracts with TPK Sirius and a contract with Fortum Power and Heat Oy (Finland).

The contract with TOO Kazenergoresource specifies the supply of 1.44 million MWh of electricity per year. The price for the electricity supplied is fixed at USD 24.7 per MWh from 1 January 2005. The contract expires in March 2008.

The contract with concern Belenergo specifies the supply of 5.5 million MWh of electricity in 2005 and 4.5 million MWh of electricity in both 2006 and 2007. The price for electricity supplied is fixed at USD 20.3 per MWh. The contract expires in December 2007.

Two contracts with TPK Sirius specify the supply of 16.52 million MWh of electricity for the period from 26 May 2004 to 31 December 2013. The price for electricity supplied is fixed at USD 18 per MWh for the period from 26 May 2004 to 31 December 2004. According to the contracts terms the price of the actually supplied electrical power shall increase, if the actual hourly capacity and the quantity of the electrical power differ by more than 10 percent from the agreed figures. The price of the electrical power to be supplied is determined annually on the basis of the supplementary agreements. The contracts will be executed in USD.

The contract with Fortum Power and Heat Oy, specifies the supply of maximum 2.5 million MWh of electricity per year and is divided between an obligatory volume of 1.6 million MWh of electricity per year and an additional volume of 0.9 million MWh of electricity per year. The basic price for the electricity supplied is EURO 20 in 2005, EURO 20.25 in 2006 and EURO 20.5 in 2007.The price will depend on the fee for the entering the Finland electricity grid, which equals EURO 2.8886. The contract will be executed in EURO. The contract expires in December 2007.

Purchase commitment. The Group concluded agreements with its electricity suppliers Ekibastuzskaya GRES-2 (Kazakhstan), OAO Elektricheskie Stantsii (Kirgizstan), AES Ekibastuz (Kazakhstan) and TOO Kazenergoresurs (Kazakhstan).

In August 2003 the Group concluded the agreement with its electricity supplier, Ekibastuzskaya GRES-2, for the period from 2003 through 2007. The quantity of electricity to be supplied is 6 million MWh per annum. The price for the period from September 2004 to April 2005 is fixed at RR 276 per MWh, for the period from May 2005 to December 2005 is fixed at RR 287 per MWh.

The agreement with OAO Elektricheskie Stantsii specifies the supply of 1.1 million MWh per annum. The price is USD 6.6 per MWh. According to the contract terms the price may increase by not more than 10 percent per year, price revision is possible two times per year. The contract will be executed in USD. The contract expires in December 2008.

The agreement with AES Ekibastuz specifies to supply of 0.9 million MWh in 2005, 2.6 million MWh in 2006 and 2007, 2.6 million MWh in 2008. The future period volume of electricity to be supplied will be defined later. The price for 2005 is USD 10.35 per MWh, for 2006 – USD 11.10 per MWh, for 2007 – USD 11.99 per MWh and for 2008 – USD 12.95 per MWh. The price for the subsequent periods will be defined by an additional agreement. The contract will be executed in USD. The contract expires in December 2015.

The agreement with TOO Kazenergoresurs specifies the supply of 2.5 million MWh in 2005. The future period volume of electricity to be supplied will be defined later. The price is USD 11 per MWh in 2005. The contract will be executed in USD. The contract expires in December 2007. The price for the future periods will be defined by an additional agreement.

Fuel commitments. Group entities have numerous fuel contracts. These fuel contracts represent less than the total annual fuel requirement of the Group. Additional fuel requirements are purchased through short-term agreements and on a spot basis from a variety of suppliers. Prices under the Group's natural gas and coal contracts are generally determined by reference to base amounts adjusted to reflect provisions for changes in regulatory prices, published inflation indices and current market prices.

(in millions of Russian Roubles)

Note 24: Commitments (continued)

Social commitments. Group entities contribute to the maintenance and upkeep of the local infrastructure and the welfare of its employees, including contributions toward the development and maintenance of housing, hospitals, transport services, recreation and other social needs in the geographical areas in which it operates.

Capital commitments. Future capital expenditures for which contracts have been signed amount to RR 76,533 million at 30 June 2005 and RR 46,555 million at 31 December 2004.

Note 25: Contingencies

Political environment. The operations and earnings of Group entities continue, from time to time and in varying degrees, to be affected by political, legislative, fiscal and regulatory developments, including those related to environmental protection, in Russia.

Insurance. The Group holds limited insurance policies in relation to its assets, operations, public liability or other insurable risks. Accordingly, the Group is exposed for those risks for which it does not have insurance.

Legal proceedings. Group entities are party to certain legal proceedings arising in the ordinary course of business. In the opinion of management, there are no current legal proceedings or other claims outstanding, which, upon final disposition, will have a material adverse effect on the financial position of the Group.

Tax contingency. Russian tax, currency and customs legislation is subject to varying interpretation, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretation of the legislation and assessments. As a result, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances review may cover longer periods.

As at 30 June 2005 management believes that its interpretation of the relevant legislation is appropriate and the Group's tax, currency and customs positions will be sustained. Where management believes it is probable that a position cannot be sustained, an appropriate amount has been accrued for in these Financial Statements.

Certain tax authorities have indicated that they believe that some Group entities, including OAO Mosenergo, may be liable for additional taxes on the basis that the subscription fees paid to RAO UES, SO-CDU and FGC for managing the transmission of electricity, dispatch functions constitute financial aid, and expenses have been overstated by the amounts of abnormal losses of electricity dispatched, etc.

No disclosure has been made in respect of the possible financial effect of potential claims or disputes on these matters, as to do so might prejudice seriously the position of the Group.

Environmental matters. Group entities and their predecessor entities have operated in the electric power industry in the Russian Federation for many years. The enforcement of environmental regulation in the Russian Federation is evolving and the enforcement posture of government authorities is continually being reconsidered. Group entities periodically evaluate their obligations under environmental regulations.

Potential liabilities might arise as a result of changes in legislation and regulation or civil litigation. The impact of these potential changes cannot be estimated but could be material. In the current enforcement climate under existing legislation, management believes that there are no significant liabilities for environmental damage, other than any amounts which have been accrued in the accompanying consolidated balance sheet.

(in millions of Russian Roubles)

Note 26: Financial instruments and financial risk factors

Financial risk factors. The Group's activities expose it to a variety of financial risks, including the effects of changes in foreign currency exchange rates, changes in interest rates and the collectibility of receivables. The Group does not have a risk policy in order to hedge its financial exposures.

Credit risk. Financial assets which potentially subject Group entities to concentrations of credit risk consist principally of trade receivables. Although collection of receivables could be influenced by economic factors, management believes that there is no significant risk of loss to the Group beyond the allowance for doubtful debtors already recorded.

Cash is placed in financial institutions, which are considered at time of deposit to have minimal risk of default.

Foreign exchange risk. The Group primarily operates within the Russian Federation, with minimal exports of electricity. The majority of the Group's purchases are denominated in Russian Roubles. The major concentration of foreign exchange risk is in relation to foreign currency denominated sales and purchase commitments (as disclosed in Note 24) and foreign currency denominated debt (as disclosed in Note 16).

Interest rate risk. The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group is exposed to interest rate risk through market value fluctuations of interest-bearing long-term borrowings. The majority of interest rates on long term borrowings are fixed, these are disclosed in Note 16. The Group has no significant interest-bearing assets.

Fair values. The fair value of investments is discussed in Note 14. Management believes that the fair value of other financial assets and financial liabilities approximates their carrying amounts.

Note 27: Subsequent events

In July 2005, the Group sold its 70 percent shareholding in Media-Holding REN-TV, an entity which holds television broadcasting equipment and licenses. The total consideration received in cash was RR 2,871 million (US$ 100 million); the carrying value, net of minority interest, in the net assets of Media-Holding REN-TV as at 30 June 2005 was approximately RR 622 million.

In July 2005, Inter RAO UES, a Group entity, acquired 50 percent of the shares of OAO Stantsiya Ekibastuzskaya GRES-2. The total consideration at the amount RR 288 million (US$ 10 million) was allocated to settle the debt for the electricity supplied by the Group to Kazakhstan in 1992-1996.

In August 2005, RAO Nordic Oy, a Group entity, acquired 100 percent of the shares of Saint Guidon Invest N.V., being the holder of 49 percent of the shares of ZAO Moldavskaya GRES. The total consideration paid in cash was RR 980 million (US$ 35 million).

Pursuant to resolution of the Board of Directors on 4 October 2005, RAO UES acquired 22.4 percent of the shares of OAO Power Machines. The total consideration paid in cash was RR 2,939 million (US$ 102 million). Subsequently, RAO UES will be authorized by a power of attorney to control the voting rights in respect of an additional 30.4 percent of the shares of OAO Power Machines until 2007.